SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH February 15, 2008

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FEDERAL PUBLIC SERVICE
SECURITIES AND EXCHANGE COMMISSION (CVM)	CORPORATE LAW
QUARTERLY INFORMATION
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS	Date: March 31, 2007

REGISTRATION AT THE CVM DOES NOT REQUIRE ANY EVALUATION OF THE COMPANY, BEING ITS DIRECTOR RESPONSIBLE FOR THE VERACITY OF THIS INFORMATION.

01.01 - IDENTIFICATION

1 - CVM CODE 01131-2	2 - COMPANY NAME BRASIL TELECOM S.A.	3 - GENERAL TAXPAYERS’ REGISTER 76.535.764/0001-43
4 - NIRE 5.330.000.622-9

01.02 - ADDRESS OF COMPANY’S HEADQUARTERS

1 - FULL ADDRESS SIA/SUL - ASP - LOTE D- BL B - 1º ANDAR			2 - DISTRICT SIA
3 - ZIP CODE 71215-000	4 - MUNICIPALITY BRASILIA			5 - STATE DF
6 - AREA CODE 61	7 - TELEPHONE NUMBER 3415-1010	8 - TELEPHONE NUMBER 3415-1256	9 - TELEPHONE NUMBER 3415-1119	10 - TELEX
11 - AREA CODE 61	12 - FAX 3415-1593	13 - FAX 3 415-1315	14 - FAX -
15 - E-MAIL ri@brasitelecom.com.br

01.03 – INVESTOR RELATIONS OFFICER (Address for correspondence to Company)

1 - NAME PAULO NARCÉLIO SIMÕES AMARAL
2 - FULL ADDRESS SIA/SUL - ASP - LOTE D - BL A - 2º ANDAR			3 - DISTRICT SIA
4 - ZIP CODE 71215-000	5 - MUNICIPALITY BRASILIA			6 - STATE DF
7 - AREA CODE 61	8 - TELEPHONE NUMBER 3415-1010	9 - TELEPHONE NUMBER -	10 - TELEPHONE NUMBER -	11 - TELEX
12 - AREA CODE 61	13 - FAX 3415-1593	14 - FAX -	15 - FAX -
16 - E-MAIL paulonarcelio@uol.com.br

01.04 - REFERENCE / INDEPENDENT ACCOUNTANT

CURRENT FISCAL YEAR		CURRENT QUARTER			PRIOR QUARTER
1 - BEGINNING	2 - ENDING	3 - QUARTER	4 - BEGINNING	5 - ENDING	6 - QUARTER	7 - BEGINNING	8 - ENDING
1/1/2007	12/31/2007	1	01/01/2007	03/31/2007	4	101/1/2006	12/31/2006
9 - INDEPENDENT ACCOUNTANT Deloitte Touche Tohmatsu Auditores Independentes					10 - CVM CODE 00385-9
11 - NAME TECHNICAL RESPONSIBLE Marco Antonio Brandão Simurro					12 - CPF - TAXPAYER REGISTER 755.400.708-44

01.05 - COMPOSITION OF ISSUED CAPITAL

Quantity of Shares (IN THOUSANDS)	1 - CURRENT QUARTER 3/31/2007	2 - PRIOR QUARTER 12/31/2007	3 - SAME QUARTER OF PRIOR YEAR 03/31/2006
ISSUED CAPITAL
1 – COMMON	249,597,050	249,597,050	249,597,050
2 – PREFERRED	311,353,241	311,353,241	305,701,231
3 – TOTAL	560,950,291	560,950,291	555,298,281
TREASURY SHARES
4 – COMMON	0	0	0
5 – PREFERRED	13,678,100	13,678,100	13,678,100
6 – TOTAL	13,678,100	13,678,100	13,678,100

01.06 - COMPANY’S CHARACTERISTICS

1 - TYPE OF COMPANY COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS
2 - SITUATION OPERATING
3 - TYPE OF CONTROLLING INTEREST NATIONAL PRIVATE
4 - ACTIVITY CODE 1130 - TELECOMMUNICATIONS
5 - MAIN ACTIVITY PROVIDING SWITCHED FIXED TELEPHONE SERVICE
6 - TYPE OF CONSOLIDATED TOTAL
7 - TYPE OF INDEPENDENT ACCOUNTANTS’ REPORT UNQUALIFIED

01.07 - SUBSIDIARIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - GENERAL TAXPAYERS’ REGISTER	3 - NAME

01.08 – DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 – ITEM	2 - EVENT	3 - APPROVAL	4 - DIVIDEND	5 - BEGINNING PAYMENT	6 - TYPE OF SHARE	7 - VALUE OF THE DIVIDEND PER SHARE
01	RCA	06/30/2006	Interest on Own Capital	05/31/2007	Common	0.0003805236
02	RCA	06/30/2006	Interest on Own Capital	05/31/2007	Preferred	0.0003805236
03	RCA	12/29/2006	Interest on Own Capital	05/31/2007	Common	0.0001613731
04	RCA	12/29/2006	Interest on Own Capital	05/31/2007	Preferred	0.0001613731
05	AGO	04/10/2007	Dividend	05/31/2007	Common	0.0001130549
06	AGO	04/10/2007	Dividend	05/31/2007	Preferred	0.0001130549
07	RD	01/31/2007	Interest on Own Capital		Common	0.0003805236
08	RD	01/31/2007	Interest on Own Capital		Preferred	0.0003805236

01.09 - ISSUED CAPITAL AND CHANGES IN CURRENT YEAR

1 – ITEM	2 – DATE OF CHANGE	3 - CAPITAL STOCK (In R$ thousand)	4 - VALUE OF CHANGE (In R$ thousand)	5 - ORIGIN OF ALTERATION	7 - QUANTITY OF ISSUED SHARES (Thousand)	8 - SHARE PRICE ON ISSUANCE DATE (In R$)

01.10 - INVESTOR RELATIONS OFFICER

1 - DATE 04/25/2007	2 - SIGNATURE

02.01 - BALANCE SHEET - ASSETS (IN THOUSANDS OF REAIS)

1 - CODE	2 - DESCRIPTION	3 - 03/31/2007	4 - 12/31/2006
1	TOTAL ASSETS	14,802,341	15,012,181
1.01	CURRENT ASSETS	4,491,470	4,794,769
1.01.01	CASH AND CASH EQUIVALENTS	1,389,363	1,832,365
1.01.01.01	CASH AND BANK ACCOUNTS	31,505	97,988
1.01.01.02	HIGH-LIQUID INVESTMENTS	1,357,858	1,734,377
1.01.02	CREDITS	1,946,478	1,892,209
1.01.02.01	CLIENTS	1,946,478	1,892,209
1.01.02.02	SUNDRY CREDITS	0	0
1.01.03	INVENTORIES	4,684	5,674
1.01.04	OTHER	1,150,945	1,064,521
1.01.04.01	LOANS AND FINANCING	7,610	5,534
1.01.04.02	DEFERRED AND RECOVERABLE TAXES	848,219	724,251
1.01.04.03	JUDICIAL DEPOSITS	140,062	117,940
1.01.04.04	TEMPORARY INVESTMENTS	0	89,424
1.01.04.05	OTHER ASSETS	155,054	127,372
1.02	NON-CURRENT ASSETS	10,310,871	10,217,412
1.02.01	LONG-TERM ASSETS	1,272,237	1,186,341
1.02.01.01	SUNDRY CREDITS	0	0
1.02.01.02	CREDITS WITH RELATED PARTIES	0	0
1.02.01.02.01	FROM ASSOCIATED COMPANIES	0	0
1.02.01.02.02	FROM SUBSIDIARIES	0	0
1.02.01.02.03	FROM OTHER RELATED PARTIES	0	0
1.02.01.03	OTHER	1,272,237	1,186,341
1.02.01.03.01	LOANS AND FINANCING	805	2,852
1.02.01.03.02	DEFERRED AND RECOVERABLE TAXES	724,115	729,731
1.02.01.03.03	INCOME SECURITIES	819	784
1.02.01.03.04	JUDICIAL DEPOSITS	516,655	419,116
1.02.01.03.05	OTHER ASSETS	29,843	33,858
1.02.02	PERMANENT ASSETS	9,038,634	9,031,071
1.02.02.01	INVESTMENTS	3,557,997	3,177,461
1.02.02.01.01	ASSOCIATED COMPANIES	4	4
1.02.02.01.02	ASSOCIATED COMPANIES - GOODWILL	0	0
1.02.02.01.03	SUBSIDIARIES	3,448,731	3,064,301
1.02.02.01.04	SUBSIDIARIES - GOODWILL	45,986	51,504
1.02.02.01.05	OTHER INVESTMENTS	63,276	61,652
1.02.02.02	PROPERTY, PLANT AND EQUIPMENT	4,865,993	5,234,996
1.02.02.03	INTANGIBLE ASSETS	597,542	599,234
1.02.02.04	DEFERRED CHARGES	17,102	19,380

02.02 - BALANCE SHEET - LIABILITIES (IN THOUSANDS OF REAIS)

1 - CODE	2 - DESCRIPTION	3 - 03/31/2007	4 - 12/31/2006
2	TOTAL LIABILITIES	14,802,341	15,012,181
2.01	CURRENT LIABILITIES	4,457,762	3,960,870
2.01.01	LOANS AND FINANCING	898,752	1,059,738
2.01.02	DEBENTURES	560,179	45,939
2.01.03	SUPPLIERS	1,040,278	1,113,186
2.01.04	TAXES, DUTIES AND CONTRIBUTIONS	795,295	763,993
2.01.04.01	INDIRECT TAXES	714,156	747,268
2.01.04.02	TAXES ON INCOME	81,139	16,725
2.01.05	DIVIDENDS PAYABLE	627,483	412,875
2.01.06	PROVISIONS	203,652	200,853
2.01.06.01	PROVISIONS FOR CONTINGENCIES	158,062	157,615
2.01.06.02	PROVISIONS FOR PENSION PLAN	45,590	43,238
2.01.07	DEBTS WITH RELATED PARTIES	0	0
2.01.08	OTHER	332,123	364,286
2.01.08.01	PAYROLL AND SOCIAL CHARGES	64,003	64,143
2.01.08.02	CONSIGNMENTS IN FAVOR OF THIRD PARTIES	105,457	90,634
2.01.08.03	EMPLOYEE PROFIT SHARING	16,721	68,530
2.01.08.04	LICENSE FOR OPERATING TELECOMS SERVICES	84,203	67,363
2.01.08.05	ADVANCES FROM CUSTOMERS	1,794	2,320
2.01.08.06	OTHER LIABILITIES	59,945	71,296
2.02	NON-CURRENT LIABILITIES	4,847,272	5,523,010
2.02.01	LONG-TERM LIABILITIES	4,847,272	5,523,010
2.02.01.01	LOANS AND FINANCING	2,509,371	2,666,359
2.02.01.02	DEBENTURES	1,080,000	1,580,000
2.02.01.03	PROVISIONS	1,169,986	1,152,329
2.02.01.03.01	PROVISIONS FOR CONTINGENCIES	554,860	538,007
2.02.01.03.02	PROVISIONS FOR PENSION PLAN	606,028	605,975
2.02.01.03.03	PROVISIONS FOR LOSSES WITH SUBSIDIARIES	9,098	8,347
2.02.01.04	DEBTS WITH RELATED PARTIES	0	0
2.02.01.05	ADVANCE FOR FUTURE CAPITAL INCREASE	0	0
2.02.01.06	OTHER	87,915	124,322
2.02.01.06.01	SUPPLIERS	7,650	6,670
2.02.01.06.02	INDIRECT TAXES	17,558	52,780
2.02.01.06.03	TAXES ON INCOME	47,240	49,669
2.02.01.06.04	ADVANCES FROM CUSTOMERS	4,196	4,380
2.02.01.06.05	OTHER LIABILITIES	3,297	2,849
2.02.01.06.06	FUNDS FOR CAPITALIZATION	7,974	7,974
2.02.02	DEFERRED INCOME	0	0
2.04	SHAREHOLDERS’ EQUITY	5,497,307	5,528,301
2.04.01	PAID UP CAPITAL STOCK	3,470,758	3,470,758
2.04.02	CAPITAL RESERVES	1,327,927	1,327,927

02.02 - BALANCE SHEET - LIABILITIES (IN THOUSANDS OF REAIS)

1 - CODE	2 - DESCRIPTION	3 - 03/31/2007	4 - 12/31/2006
2.04.02.01	GOODWILL ON SHARE SUBSCRIPTION	358,862	358,862
2.04.02.02	DONATIONS AND FISCAL INCENTIVES FOR INVESTMENTS	123,558	123,558
2.04.02.03	INTEREST ON WORKS IN PROGRESS	745,756	745,756
2.04.02.04	SPECIAL MONETARY CORRECTION-LAW 8200/91	31,287	31,287
2.04.02.05	OTHER CAPITAL RESERVES	68,464	68,464
2.04.03	REVALUATION RESERVES	0	0
2.04.03.01	OWN ASSETS	0	0
2.04.03.02	SUBSIDIARIES/ASSOCIATED COMPANIES	0	0
2.04.04	PROFIT RESERVES	309,291	309,291
2.04.04.01	LEGAL	309,291	309,291
2.04.04.02	STATUTORY	0	0
2.04.04.03	CONTINGENCIES	0	0
2.04.04.04	REALIZABLE PROFIT RESERVES	0	0
2.04.04.05	PROFIT RETENTION	0	0
2.04.04.06	SPECIAL RESERVE FOR UNDISTRIBUTED DIVIDENDS	0	0
2.04.04.07	OTHER PROFIT RESERVES	0	0
2.04.05	RETAINED EARNINGS/ACCUMULATED DEFICIT	389,331	420,325
2.04.06	ADVANCE FOR FUTURE CAPITAL INCREASE	0	0

03.01 - STATEMENT OF INCOME (IN THOUSANDS OF REAIS)

1 - CODE	2 - DESCRIPTION	3 - 01/01/2007 TO 03/31/2007	4 - 01/01/2007 TO 03/31/2007	5 – 01/01/2006 TO 03/31/2006	6 - 01/01/2006 TO 03/31/2006
3.01	GROSS REVENUE FROM SALES AND/OR SERVICES	3,385,404	3,385,404	3,349,862	3,349,862
3.02	DEDUCTIONS FROM GROSS REVENUE	(1,024,524)	(1,024,524)	(1,051,330)	(1,051,330)
3.03	NET REVENUE FROM SALES AND/OR SERVICES	2,360,880	2,360,880	2,298,532	2,298,532
3.04	COST OF GOODS AND/OR SERVICES SOLD	(1,373,384)	(1,373,384)	(1,421,668)	(1,421,668)
3.05	GROSS PROFIT	987,496	987,496	876,864	876,864
3.06	OPERATING EXPENSES/REVENUES	(995,832)	(995,832)	(804,044)	(804,044)
3.06.01	SELLING EXPENSES	(232,949)	(232,949)	(284,788)	(284,788)
3.06.02	GENERAL AND ADMINISTRATIVE EXPENSES	(270,906)	(270,906)	(264,854)	(264,854)
3.06.03	FINANCIAL	(356,820)	(356,820)	(106,316)	(106,316)
3.06.03.01	FINANCIAL INCOME	79,518	79,518	58,325	58,325
3.06.03.02	FINANCIAL EXPENSES	(436,338)	(436,338)	(164,641)	(164,641)
3.06.04	OTHER OPERATING INCOME	100,099	100,099	79,439	79,439
3.06.05	OTHER OPERATING EXPENSES	(166,625)	(166,625)	(115,350)	(115,350)
3.06.06	EQUITY INCOME	(68,631)	(68,631)	(112,175)	(112,175)
3.07	OPERATING INCOME	(8,336)	(8,336)	72,820	72,820
3.08	NON-OPERATING INCOME	(281)	(281)	(3,336)	(3,336)
3.08.01	REVENUES	4,699	4,699	4,767	4,767
3.08.02	EXPENSES	(4,980)	(4,980)	(8,103)	(8,103)
3.09	INCOME BEFORE TAXES AND MINORITY INTEREST	(8,617)	(8,617)	69,484	69,484
3.10	PROVISION FOR INCOME TAX AND SOCIAL CONTRIBUTION	(22,377)	(22,377)	(64,468)	(64,468)
3.11	DEFERRED INCOME TAX	0	0	0	0
3.12	STATUTORY INTEREST/CONTRIBUTIONS	0	0	0	0
3.12.01	INTEREST	0	0	0	0
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSAL OF INTEREST ON SHAREHOLDER’S EQUITY	245,000	245,000	0	0

03.01 - STATEMENT OF INCOME (IN THOUSANDS OF REAIS)

1 - CODE	2 – DESCRIPTION	3 - 01/01/2007 TO 03/31/2007	4 - 01/01/2007 TO 03/31/2007	5 – 01/01/2006 TO 03/31/2006	6 - 01/01/2006 TO 03/31/2006
3.15	INCOME (LOSS) FOR THE PERIOD	214,006	214,006	5,016	5,016
	NUMBER OF OUTSTANDING SHARES, EX-TREASURY (THOUSAND)	547,272,191	547,272,191	541,620,181	541,620,181
	EARNINGS PER SHARE (REAIS)	0.00039	0.00039	0.00001	0.00001
	LOSS PER SHARE (REAIS)

FEDERAL PUBLIC SERVICE
SECURITIES AND EXCHANGE COMMISSION (CVM)	CORPORATE LAW
QUARTERLY INFORMATION
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS	Date: March 31, 2007

01131-2	BRASIL TELECOM S.A.	76.535.764/0001-43

04.01-NOTES TO THE FINANCIAL STATEMENTS

NOTES TO THE QUARTERLY INFORMATION AS OF 03/31/2007

(In thousands of Brazilian Reais)

1. OPERATIONS

BRASIL TELECOM S.A. (“the Company”) is a concessionaire of the Switched Fixed Telephone Service (“STFC”) and operates in Region II of the General Concession Plan, covering the Brazilian states of Acre, Rondônia, Mato Grosso, Mato Grosso do Sul, Tocantins, Goiás, Paraná, Santa Catarina and Rio Grande do Sul, besides the Federal District. In this area, the Company renders since July 1998 the STFC in the modalities of local and intra-regional long distance.

With recognition of the prior fulfillment of the obligations for universalization stated in the General Plan of Universalization Goals (“PGMU”), required for December 31, 2003, the Company obtained from the National Agency for Telecommunications (“ANATEL”), on January 19, 2004, authorizations for the Company to exploit STFC in the following service modalities: (i) Local and Domestic Long Distance calls in Regions I and III and Sectors 20, 22 and 25 of Region II of the General Concession Plan (“PGO”); and (ii) International Long Distance calls in Regions I, II and III of PGO. As a result of these authorizations, the Company began to exploit the Domestic and International Long Distance Services in all Regions, starting on January 22, 2004. In the case of the Local Service in the new regions and PGO sectors, the service began to be rendered as from January 19, 2005.

The Company’s businesses, as well as the rendered services and the charged fees are regulated by ANATEL.

The concession agreements in force, under the modalities of local and long distance services, came into force as of January 1, 2006, effective until December 31, 2025. Additional information about these agreements is mentioned in Note 5.i.

Information related to the quality and universalization targets of the Switched Fixed Telephone Service are available to interested parties on ANATEL’s homepage, on the website www.anatel.gov.br.

The Company is a subsidiary of Brasil Telecom Participações S.A. (“BTP”), incorporated on May 22, 1998 as a result of the privatization of the Telebrás System.

The Company is registered at the Brazilian Securities and Exchange Commission (“CVM”) and at the U.S. Securities and Exchange Commission – SEC. Its shares are traded on the São Paulo Stock Exchange (“BOVESPA”), where it also integrates Level 1 of Corporate Governance, and trades its American Depositary Receipts (“ADRs”) on the New York Stock Exchange (“NYSE”).

Subsidiaries

On August 1, 2006, was approved by the Company’s Board of Directors the corporate restructuring of its subsidiaries. This restructuring, whose purpose is to optimize the controlling structure through company reduction, concentration of similar activities, simplification of inter-company corporate interest, began in the second semester of 2006. The alterations carried out in the current year are mentioned in the comments on the Companies’ performance below, when applicable. The corporate alterations performed in 2006 and 2007, carried out based on the book values, did not have material effects in the cost structure.

a) 14 Brasil Telecom Celular S.A. (“BrT Celular”): a wholly-owned subsidiary which operates since the fourth quarter of 2004 to provide Personal Mobile Service (“SMP”), with authorization to render such services to the Region II of the PGO.

b) BrT Serviços de Internet S.A. (“BrTI”): a wholly-owned subsidiary whose main product is internet broadband services. It also provides both residential and corporate clients with a series of value added services, among which wireless internet access.

BrTI, on the other hand, has the control of the following companies:

(i) iBest Group

iBest has its operations concentrated in providing dialup connection to the Internet, sale of advertising space for disclosure in its portal and value-added service, and one of its main services is its internet connection speedup device. It is represented by the companies: iBest Holding Corporation, incorporated in Cayman Islands, and Freelance S.A., established in Brazil.

(ii) iG Group

iG operates as an internet access provider, both dialup and broadband. It also provides value added services focused on the residential and corporate markets. In addition, iG also sells advertising space in its portal.

BrTI’s control over the iG Companies is attributed to its 88.81% share in the capital stock of Internet Group (Cayman) Limited (“iG Cayman”), located in the Cayman Islands.

iG Cayman is a holding which, in its turn, has the control of Internet Group do Brasil S.A. (“iG Brasil”) and Central de Serviços Internet Ltda. (“CSI”), both established in Brazil.

Agência O Jornal da Internet Ltda. (“Jornal Internet”)

BrTI holds thirty per cent interest in the capital stock of Jornal Internet, which aims at the commercialization of goods and services through the Internet, edition of daily newspapers or magazines, as well as the obtainment, generation and publication of news on selected facts. Seventy per cent of the capital stock of Jornal Internet is held by Caio Túlio Vieira Costa, executive vice-president of the Company’s subsidiaries related to internet businesses.

c) Brasil Telecom Cabos Submarinos Ltda (“BrTCS”):

Brasil Telecom Cabos Submarinos Ltda. was subsidiary of BrTI up to January 2, 2007. On such date BrTI reduced the portion of its capital stock held by the Company, using it to pay up part of the investment reduction in BrT CS, in the amount of R$132,678 thousand. Thus, the Company is now the parent company of BrT CS, owning nearly all of the latter’s capital stock. BrTI continue to be holder of only a quota of the capital stock of BrT CS, corresponding to an interest below 0.01% ..

BrT CS, jointly with its subsidiaries, operates through a system of submarine fiber optics cables, with connection points in the United States, Bermudas Islands, Venezuela and Brazil, allowing data traffic through packages of integrated services, offered to local and international corporate customers.

BrT CS is holds 100% of the capital stock of Brasil Telecom Subsea Cable Systems (Bermuda) Ltd. (“BrT SCS Bermuda”), which, on its turn, holds the total shares of Brasil Telecom of America Inc. (“BrT of America”) and of Brasil Telecom de Venezuela, S.A. (“BrT Venezuela”).

d) MTH Ventures do Brasil Ltda. (“MTH”):

The Company held, at the quarter closing date, 100% of the capital of MTH, a holding company that had 84.4% of the capital of Brasil Telecom Comunicação Multimídia Ltda. (“BrT Multimídia”) and the remaining interest was held by Brasil Telecom S.A. and BrTI.

Subsequently, at the Extraordinary General Meeting of Brasil Telecom S.A., held on April 10, 2007, it was resolved that the Company would merge MTH, and the merger report was represented as follows:

Assets
Current	R$ 37
Non-current
Permanent
Investments	R$ 141,019
Total Assets	R$ 141,056

Liabilities
Net equity	R$ 141,056
Total Liabilities	R$ 141,056

BrT Multimídia is a service provider of private telecommunications network through optical fiber digital networks, of local scope in São Paulo, Rio de Janeiro and Belo Horizonte, and long distance network connecting these major metropolitan commercial centers. It performs nationwide through commercial agreements with other telecommunication companies to offer services to other regions in Brazil. It also has an Internet solution center in São Paulo, which offers co-location, hosting and other value-added services.

e) Vant Telecomunicações S.A. (“VANT”): it is a company whose total capital stock is held by the Company.

VANT aims at the rendering of multimedia communication services, acquisition and onerous assignment of capabilities and other means, operating in the main Brazilian state capitals.

f) Santa Bárbara dos Pinhais S.A. (“SB dos Pinhais”)

Company which was not operating on the quarter closing date. It aims at rendering services in general comprising, the management activities of real estate or assets, among others.

Change in the Management

On July 27, 2005 and September 30, 2005, there were changes to the management of Brasil Telecom Participações S.A. and of the Company, respectively. The process of replacing the former managers, formerly related to the manager Opportunity, was litigious, according to various material facts published by the Companies during 2005 and various lawsuits brought by the former manager, aiming at recovering the management of the Companies, which are still under progress.

Agreements as of April 28, 2005 under the Previous Management

On April 28, 2005, still under previous management, Brasil Telecom Participações S.A. and Brasil Telecom S.A. entered into various agreements involving the Opportunity Group and Telecom Italia (“April 28 Agreements”).

Among such agreements, Brasil Telecom S.A. and its subsidiary 14 Brasil Telecom Celular S.A. executed with TIM International N.V. (“TIMI”) and TIM Brasil Serviços e Participações S.A. (“TIMB”) an instrument named as “Merger Agreement” and a “Protocol” related thereto.

As mentioned in material facts published, the merger was forbidden by injunctions issued by the Brazilian and U.S. courts. It is also subject-matter of discussion under arbitration involving the controlling shareholders.

The current management of Brasil Telecom Participações S.A. and of the Company understands that the Merger Agreement, the respective Protocol, and other April 28 agreements, which included the waiver and transaction in lawsuits involving the Companies, were entered into with conflict of interests, breaching the laws and the Bylaws of the Companies, and also, in opposition to shareholders’ agreements and without the necessary corporate approvals. In addition, the actual management deems that such agreements are contrary to the best interest of the Companies, especially regarding its mobile telephony business.

Referring to the “Merger Agreement” mentioned in this note, the Company and its subsidiary BrT Celular started on March 15, 2006 arbitration against TIMI and TIMB, with the purpose of annulling it. The Company released a material fact on this matter on March 16, 2006.

TIMI and TIMB sent to the Company and BrT Celular a correspondence dated May 2, 2006, unilaterally terminating the referred “Merger Agreement”, reserving supposed right to indemnification for losses and damages, which is being dealt with in said arbitration. According to analyses of the Company’s legal advisors, the risk of losses referring to the supposed right to indemnification is remote and its amount is not possible to be measured. Also in May 2006, Telecom Italia International filed with Anatel and CADE, petitions requesting to file the operation related to the “Merger Agreement” due to lack of grounds.

The aforementioned arbitration is under progress.

2. PRESENTATION OF THE ACCOUNTING STATEMENTS

Preparation Criteria

The accounting statements have been prepared in accordance with accounting practices adopted in Brazil, in compliance with the Brazilian corporate law, rules of the Brazilian Securities and Exchange Commission (“CVM”) and rules applicable to telephony service concessionaires.

As the Company is registered with the SEC, it is subject to SEC’s standards, and it must prepare accounting statements and other information by using criteria that comply with that agency’s requirements. To comply with these requirements and aiming at meeting the market’s information needs, the Company adopts, as a principle, the disclosure of information in both markets in their respective languages.

The notes to the accounting statements are presented in thousands of reais, unless otherwise demonstrated. According to each situation, they present information related to the Company and the consolidated statements, identified as “PARENT COMPANY” and “CONSOLIDATED”, respectively. When the information is common to both situations, it is indicated as “PARENT COMPANY AND CONSOLIDATED”.

The amounts of judicial deposits linked to the provisions for contingencies are presented in a deductive way from the liabilities established. Also referring to the form of presentation, this quarterly information considers the requirements determined by CVM Resolution 488/05, especially, the segregation of assets in current and non-current groups, as well as pertaining to the latter, the creation of intangible assets subgroup. For comparative effect, previous year balances have been reclassified.

The accounting estimates were based on objective and subjective factors, based on management’s judgment to determine the appropriate amount to be recorded in the accounting statements. Significant items subject to these estimates and assumptions include the residual amount of the fixed assets, allowance for doubtful accounts, inventories and deferred income tax and social contribution, provision for contingencies, valuation of derivative instruments, and assets and liabilities related to benefits to employees. The settlement of transactions involving these estimates may result in different amounts due to the inaccuracy inherent to the process of determining these amounts. Management reviews its estimates and assumptions at least quarterly.

Consolidated Accounting Statements

The consolidation was made in accordance with CVM Instruction 247/96 and includes the Company and the companies listed in Note 1.

Some of the main consolidation procedures are:

• Elimination of balances of the asset and liability accounts among the consolidated companies, as well as revenue and expenses of transactions among them;

• Elimination of the balances of the investment accounts and corresponding investor’s shareholdings, reserves and accumulated results in the consolidated companies; and

• Segregation of the portions of shareholders’ equity and income belonging to minority shareholders, indicated in specific items.

Supplementary Information

The Company is presenting as supplementary information the statement of cash flows, which was prepared in accordance with Accounting Rules and Procedures - NPC 20 of the Brazilian Institute of Independent Auditors - IBRACON. This statement is shown jointly with Note 17.

Report per Segment

The Company is presenting, supplementary to note 40, the report per business segment. A segment is an identifiable component of the company, intended for service rendering (business segment), or provision of products and services which are subject to risks and compensations which are different among themselves.

3. SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

The criteria mentioned in this note refer to the practices adopted by the Company and its subsidiaries that are included in the consolidated accounting statements.

a. Cash, Bank Accounts and High-Liquid Investments: Financial investments are temporary high-liquid investments, with immediate maturity. They are recorded at cost, plus income registered until the closing dates of the quarters presented, and do not exceed market value. Investment funds quotas are appreciated considering the quota values on March 31, 2007.

b. Trade Accounts Receivable: Receivables from users of telecommunications services are recorded at the amount of the fee or the service on the date the service is rendered. Accounts receivable from services include credits for services rendered and not billed until the quarters closing date. Receivables resulting from sales of cell phones and accessories are recorded by the amount of sales made, at the moment in which the goods are delivered and accepted by the customer. The criterion adopted for making the allowance for doubtful accounts takes into account the calculation of the actual percentage of losses incurred on each range of accounts receivable. Future losses on the current receivables balance are estimated based on these historic percentages, which include accounts coming due and also the portion of services rendered yet to be billed, thus composing the amount that could become a future loss, which is recorded as a provision.

c. Material Inventories: Stated at average acquisition cost, not exceeding replacement cost. Inventories are segregated into inventories for plant expansion and those for maintenance and in relation with the consolidated accounting statements, goods inventories for resale, mainly composed of cell phones, accessories and electronic cards - chips. The inventories to be used in expansion are classified in property, plant and equipment (construction in progress), and inventories to be used in maintenance are classified as current and long-term assets, in accordance with the period in which they will be used, and the resale inventories are classified as current assets. Obsolete inventories are recorded as allowance for losses. With regard to cell phones and accessories, the subsidiary BrT Celular records adjustments, in the cases in which the acquisitions presented higher values conforming them to the realization value.

d. Investments: Investments in subsidiaries are assessed using the equity method of accounting. Goodwill is calculated based on the expectation of future results and its amortization is based on the expected realization/timing over an estimated period of not more than ten years. Other investments are recorded at acquisition cost, less allowance for losses, when applicable. The investments resulting from income tax incentives are recognized on the date of investment, and result in shares of companies with tax incentives or investment fund quotas. In the period between the investment date and receipt of shares or quotas of funds, they remain recognized in long-term assets. These investments are periodically valued and the result of the comparison between its original and market costs, when the latter is lower, results in the constitution of allowances for probable losses.

e. Property, Plant and Equipment: Stated at cost of acquisition and/or construction, less accumulated depreciation. Financial charges resulting from obligations for financing assets and construction in progress are capitalized.

The expenditures incurred, when they represent improvements (increase in installed capacity or useful life) are capitalized. Maintenance and repair expenditures are charged to the profit and losses accounts, on an accrual basis.

Depreciation is calculated under the straight-line method. Depreciation rates used are based on expected useful lives of the assets and in accordance with the standards of the Public Telecommunications Service. The main rates used are set forth in Note 26.

f. Intangible Assets: These mainly refer to licenses and rights to use software and regulatory licenses. The amortization of rights to use software is calculated by the straight-line method, for a five-year period and the regulatory licenses according to the terms determined by the regulatory agency. When benefits are not expected from a license or right connected to such asset, it is written off against the non-operating income.

g. Deferred Charges: Mainly refer to implementation and reorganization expenses. Amortization is calculated under the straight-line method, for a five-year term. When benefits are not expected from an asset, it is written off against non-operating income.

h. Income and Social Contribution Taxes: Corporate income and social contribution taxes are accounted for on an accrual basis. These taxes levied on temporary differences, tax losses and the social contribution negative basis are recorded under assets or liabilities, as applicable, according to the assumption of realization or future demand, within the parameters set forth in CVM Instruction 371/02.

i. Loans and Financing: These are restated by monetary and/or exchange variations and interest incurred until the quarter closing date. Equal restatement is applied to the guarantee contracts to hedge the debt.

j. Provision for Contingencies: The contingency provisions are made based on a survey of the respective risks and they are quantified according to economic grounds and legal opinions on the contingency proceedings and facts known on the quarter closing date. The basis and nature of the provisions are described in Note 7.

k. Revenue Recognition: Revenues from services rendered are recognized when provided. Local and long distance calls are charged based on time measurement according to the legislation in force. Revenues from sales of payphone cards (Public Use Telephony - TUP), cell phones and accessories are recorded when delivered and accepted by the clients. For prepaid services linked to mobile telephony, the revenue is recognized in accordance with the utilization of services. Revenue is not recognized if there is a significant uncertainty in its realization.

l. Recognition of Expenses: Expenses are recognized on an accrual basis, considering their relation with revenue realization. Expenses related to future periods are deferred.

m. Financial Income (Expense), Net: Financial income is recognized on an accrual basis and comprises interest earned on overdue accounts settled after the term, gains on financial investments and hedges. Financial expenses comprise interest incurred and other charges on loans, financing and other financial transactions.

Interest on shareholders’ equity, when credited, is included in the financial expenses balance, and for financial statement presentation purposes, the amounts are reversed to profit and loss accounts and reclassified as a deduction of retained earnings, in the shareholders’ equity.

n. Benefits to Employees: Private pension plans and other retirement benefits sponsored by the Company and its subsidiaries for their employees are managed under three foundations. Contributions are determined on an actuarial basis, when applicable, and accounted for on an accrual basis. As of December 31, 2001, the Company recorded its actuarial deficit on the balance sheet date against shareholders’ equity, excluding the corresponding tax effects. As from 2002, as new actuarial revaluations show the necessity for adjustments to the provision, they are recognized in the profit and loss accounts. Additional information on private pension plans is described in Note 6.

o. Profit Sharing: The provision for employees and management profit sharing is recognized on an accrual basis, being accounted as operating expense. The calculation of the amount, which is paid in the subsequent year after the provision is recognized, is based on the target program established with the labor union, by means of collective labor agreement, in accordance with Law 10,101/00 and the Company’s Bylaws.

p. Earnings or losses per thousand shares: Calculated based on the number of shares outstanding on the quarter closing date, which comprises the total number of shares issued, minus shares held in treasury.

4. RELATED-PARTIES TRANSACTIONS

Related parties transactions refer to operations with Brasil Telecom Participações S.A., the Company’s parent company, and with the subsidiaries mentioned in Note 1.

Operations between related parties and the Company are carried out under regular market prices and conditions. The main transactions are:

Brasil Telecom Participações S.A.

Sureties and Guarantees: (i) The Parent Company renders sureties as guarantee of loans and financings owed by the Company to the lending financial institutions. In the quarter, referring to the guarantee benefit, the Company recorded expenses in favor of the Parent Company at the amount of R$1,211 (R$581 in 2006); and (ii) the Parent Company renders surety for the Company related to the contracting of insurance policies, guarantee of contractual liabilities (GOC), which amounted to R$97,457 (R$155,294 in 2006). In the quarter, in return to such surety, the Company registered an operating expense of R$29 (R$66 in 2006).

Revenues and Accounts payable: arising from transactions related to share of resources. The balance payable is R$454 (R$155 receivable on 12/31/06) and the amounts debited against the result took place in 2006, represented by operating revenues of R$337.

BrT Serviços de Internet S.A.

Advances for Future Capital Increase (AFAC): the amount existing as AFAC granted is R$6,695.

Amounts Receivable, Revenues and Expenses: arising from transactions related to the use of facilities, logistic support and telecommunications services. The balance receivable is R$9,593 (R$2,662 receivable on 12/31/06). The amounts charged to income in the quarter represented R$9,818 of the operating revenues (R$9,772 in 2006) and R$38 of operating expenses (R$15,712 in 2006).

14 Brasil Telecom Celular S.A.

Amounts Payable, Revenues and Expenses: arising from transactions related to the use of facilities, logistics support and telecommunications services. The balance payable is R$18,427 (R$20,087 payable on 12/31/06). The amounts charged to income in the quarter represented R$54,103 of the operating revenues (R$45,727 in 2006) and R$114,991 of operating expenses (R$87,849 in 2006).

Vant Telecomunicações S.A.

Accounts Receivable, Revenues and Expenses: arising from transactions related to telecommunications services. The balance receivable is R$5,669 (R$1,355 payable on 12/31/06) and the amounts charged to income in the quarter represented R$674 of operating revenues (R$1,239 in 2006) and R$692 of operating expenses (R$490 in 2006).

Advances for Future Capital Increase (AFAC): the amount existing as AFAC granted is R$5,050.

BrT SCS Bermuda

Amounts Receivable and Revenues: arising from transactions related to telecommunications services. The balance receivable is R$356 (R$316 receivable on 12/31/06). The amounts charged to income in the quarter represented R$40 of operating revenues (R$44 in 2006).

BrT of America

Amounts Payable, Revenues and Expenses: resulting from transactions related to telecommunications services, the payable balance amount is R$3,157 (R$1,343 on 12/31/06). The amounts charged to income in the quarter represented R$14 of operating revenues and R$1,420 of operating expenses.

BrT CS

Amounts Payable and Expenses: resulting from transactions related to telecommunications services, the payable balance amount is R$3,583 (R$3,480 payable on 12/31/06). The amounts charged to income in the quarter are represented by operating expenses of R$10,115 (R$5,972 in 2006).

Freelance S.A.

Amounts payable, Revenues and Expenses: arising from transactions related to the use of telecommunications services. The payable balance amounts is R$245 (R$1,622 receivable on 12/31/06). The amounts charged to income in the quarter represented R$1,308 of operating revenues (R$982 in 2006) and R$3,768 of operating expenses (R$2,062 in 2006).

iG Brasil

Amounts Receivable, Revenues and Expenses: arising from transactions related to the use of telecommunications services. The balance receivable is R$3,085 (R$1,579 receivable on 12/31/06). The amounts charged to income in the quarter are represented by R$2,084 of operating revenues (R$1,014 in 2006) and operating expenses R$1,025 (R$360 in 2006).

BrT Multimídia

Amounts receivable, Revenues and Expenses: arising from transactions related to telecommunications services. The balance receivable is R$3,196 (R$5,434 payable on 12/31/06). The amounts recorded in income in 2007 represented operating revenues of R$178 (R$126 in 2006) and operating expenses of R$4,496 (R$4,953 in 2006).

Advances for Future Capital Increase: the existing amount as AFAC granted is R$ 23,000.

Other Related Parties Transactions

Due to the existence of common partners in the control chain of the Company and the company mentioned below, the operations among them may be classified, pursuant to CVM Resolution 26/86, as “related-parties transactions”.

Telemig Celular

The Company and Telemig Celular maintain agreements concerning the operation of telecommunications services, comprising CSP 14 – Operator Selection Code, infrastructure rental and co-billing agreements. The amount payable, resulting from these contracts and agreements is R$7,256 (R$5,925 receivable on 12/31/06). The amounts charged to income in the quarter are represented by operating expenses of R$10,601 (R$9,973 in 2006) and operating revenues of R$64 (R$76 in 2006).

Amazônia Celular

The Company and Amazônia Celular maintain an agreement concerning operation of telecommunications services, comprising CSP 14 – Operator Selection Code and co-billing agreements. The amount payable, resulting from these contracts and agreements is R$2,138 (R$1,299 receivable on 12/31/06). The amounts charged to income in the quarter are represented by operating expenses of R$3,205 (R$2,632 in 2006).

TIM Celular

The Company and TIM’s cell phone companies maintain agreements concerning the operation of telecommunications services, comprising lease of means and co-billing agreements, as well as relationships resulting from CSP. The amount payable, resulting from these transactions is R$102,619 (R$65,319 on 12/31/06). The amounts recorded in the quarter are represented by operating revenues of R$16,474 (R$34,663 in 2006) and operating expenses of R$147,944 (R$129,272 in 2006).

Credit Suisse

The Company has an overnight financial investment in Credit Suisse in the amount of R$ 123,492 (R$ 111,868 on 12/31/06), secured with treasury bonds issued by the American Federal Treasury, with profitability between 5.0% p.a. and 5.2% p.a. The profitability of this investment in the current year was R$947.

5. MARKET VALUE OF FINANCIAL ASSETS AND LIABILITIES (FINANCIAL INSTRUMENTS) AND RISK ANALYSIS

The Company and its subsidiaries assessed the book value of its assets and liabilities as compared to market or realizable values (fair value), based on information available and evaluation methodologies applicable to each case. The interpretation of market data regarding the choice of methodologies requires considerable judgment and determination of estimates to achieve an amount considered adequate for each case. Accordingly, the estimates presented may not necessarily indicate the amounts, which can be obtained in the current market. The use of different assumptions for calculation of market value or fair value may have material effect on the obtained amounts. The selection of assets and liabilities presented in this note took place based on their materiality. Instruments whose values approximate their fair values, for example, cash, bank accounts and high-liquid investments, accounts receivable, assets and liabilities of taxes, pension funds, among others, and whose risk assessment is not significant, are not mentioned.

In accordance with their natures, the financial instruments may involve known or unknown risks, and the potential of such risks is important for the best judgment. Thus, there may be risks with or without guarantees, depending on circumstantial or legal aspects. Among the principal market risk factors which can affect the Company’s business are the following:

a. Credit Risk

The majority of services provided by the Company are related to the Concession Agreement, and a significant portion of these services is subject to the determination of fees by the regulatory agency. The credit policy, in its turn, in case of telecommunications public services, is subject to legal standards established by the concession authority. The risk exists since the Company may incur losses arising from the difficulty in receiving amounts billed to its customers. The Company’s default in the quarter was 2.3% (2.96% in 2006), taking into account the accounts receivable total losses in relation to gross revenue. For the Consolidated it was 2.46% (3.09% in 2006). By means of internal controls, the level of accounts receivable is constantly monitored, thus limiting the risk of past due accounts by cutting the access to the service (out phone traffic) if the bill is overdue for over 30 days. Exceptions are made for telephone services, which should be maintained for national security or defense.

The Company operates in co-billing, concerning long distance calls with the use of its CSP (Operator Selection Code) originated by subscribers of other fixed and mobile telephony operators. The co-billing accounts receivable are managed by these operators, based on the operational agreements entered into with them and according to the rules set forth by ANATEL. The blocking rules set forth by the regulating agency are the same for the fixed and mobile telephony companies, which are co-billing suppliers. The Company separately controls receivables of this nature and maintains an allowance for losses that may occur, due to the risks of not receiving such amounts.

In respect to mobile telephony, credit risk in cell phones sales and in service rendering in the postpaid category is minimized with the adoption of a credit pre-analysis. Still in relation to postpaid service, whose customer base at the end of the quarter was 26.6% of total portfolio (29.4% on 12/31/06), the accounts receivable are also monitored in order to limit default and the block is made to the service (out of phone traffic) if the bill is overdue for over fifteen days.

b. Exchange Rate Risk

Liabilities

The Company has loans and financing contracted in foreign currency. The risk related to these liabilities arises from possible exchange rate fluctuations, which may increase these liabilities balances. Consolidated loans subject to this risk represent approximately 16.1% (17.0% on 12/31/06) of the total liabilities of consolidated loans and financing, minus the contracted hedge balances. In order to minimize this kind of risk, the Company has been entering into exchange hedge agreements with financial institutions. Of the debt installment consolidated in foreign currency, 70.0% (61.6% on 12/31/06) is covered by hedge operations and financial investments in foreign currency. Unrealized positive and negative effects in these operations are record against income as profit or loss. In the quarter, the accumulated negative variation of hedge contracts totaled R$30,704 (R$58,138 of negative variation in 2006).

Net exposure as per book and market values at the exchange rate risk prevailing on the quarter closing date was as follows:

PARENT COMPANY
	03/31/07		12/31/06
	Book Value	Market Value	Book Value	Market Value
Liabilities
Loans and Financing	751,525	790,721	836,721	877,347
Hedge Contracts	378,356	376,154	398,518	395,612
Total	1,129,881	1,166,875	1,235,239	1,272,959
Current	184,720	184,688	200,368	201,482
Long-term	945,161	982,187	1,034,871	1,071,477

CONSOLIDATED
	03/31/07		12/31/06
	Book Value	Market Value	Book Value	Market Value
Liabilities
Loans and Financing	751,525	790,721	840,177	880,803
Hedge Contracts	378,356	376,154	398,518	395,612
Total	1,129,881	1,166,875	1,238,695	1,276,415
Current	184,720	184,688	203,824	204,938
Long-term	945,161	982,187	1,034,871	1,071,477

The method used for calculation of market value (fair value) of loans and financing in foreign currency and hedge instruments was future cash flows associated to each contracted instruments, minus the market rates in force in the quarter closing date.

c. Interest Rate Risk

Assets

The Company has loans granted to the phone directory company, with interest indexed to the IGP-DI (a national index price), as well as loans resulting from the sale of property, plant and equipment to other telephony companies, remunerated by IPA-OG/Industrial Products of Column 27 (FGV). The Company also has Bank Deposit Certificates (CDBs) with Banco de Brasília S.A. related to the guarantee to credit benefit granted by the Federal District Government under a program called Programa de Promoção do Desenvolvimento Econômico e Sustentável do Distrito Federal – PRO-DF, (Program to Promote the Economic and Sustained Development of the Federal District), and the remuneration of these securities is equivalent to 95% of the SELIC rate.

These assets are represented in the balance sheet as follows:

PARENT COMPANY	CONSOLIDATED
	Book and Market Value		Book and Market Value
	03/31/07	12/31/06	03/31/07	12/31/06
Assets
Loans subject to:
IGP-DI	8,120	8,045	8,137	8,068
IPA-OG Column 27 (FGV)	295	341	295	341
Securities subject to:
SELIC rate	819	784	3,399	3,280
Total	9,234	9,170	11,831	11,689
Current	7,610	5,534	7,627	5,557
Long-term	1,624	3,636	4,204	6,132

Liabilities

The Company has loans and financing contracted in local currency subject to interest rates linked to indexing units TJLP, UMBNDES, CDI and IGP/DI. The inherent risk in these liabilities arises from possible variations in these rates. The Company has contracted derivative hedge contracts to 12.5% (15.1% on 12/31/06) of the liabilities subject to the UMBNDES rate, using exchange rate swap contracts. However, the other market rates are continually monitored to evaluate the need to contract instruments to protect against the variation of these rates. The positive or negative effects unrealized in these operations are recorded in results as gain or loss. In the quarter closing, the negative accumulated change of the hedge agreements amounted to R$1,568 (R$6,379 of negative change in 2006).

In addition to the loans and financing, the Company issued public debentures, non-convertible or exchangeable for shares. These liabilities were contracted at interest rates linked to the CDI, and the risk associated to this liability results from the possible increase of the rate.

The above mentioned liabilities on the quarter closing date are as follows:

PARENT COMPANY
	03/31/07		12/31/06
	Book Value	Market Value	Book Value	Market Value
Liabilities
Loans subject to TJLP	2,058,797	2,075,974	2,240,615	2,261,198
Debentures – CDI	1,640,179	1,642,446	1,625,939	1,628,510
Loans subject to UMBNDES	161,415	161,577	185,881	185,990
Hedge on Loans subject to UMBNDES	17,298	16,879	22,087	21,197
Loans subject to IGP/DI	5,720	5,720	5,803	5,803
Other loans	35,012	35,012	36,472	36,472
Total	3,918,421	3,937,608	4,116,797	4,139,170
Current	1,274,211	1,283,191	905,309	913,456
Long-term	2,644,210	2,654,417	3,211,488	3,225,714

CONSOLIDATED
	03/31/07		12/31/06
	Book Value	Market Value	Book Value	Market Value
Liabilities
Loans subject to TJLP	2,058,797	2,075,974	2,240,615	2,261,198
Debentures – CDI	1,640,179	1,642,446	1,625,939	1,628,510
Loans subject to UMBNDES	161,415	161,577	185,881	185,990
Hedge on Loans subject to UMBNDES	17,298	16,879	22,087	21,197
Loans subject to IGP/DI	25,102	25,102	25,501	25,501
Other loans	35,012	35,012	36,472	36,472
Total	3,937,803	3,956,990	4,136,495	4,158,868
Current	1,274,325	1,283,305	905,740	913,887
Long-term	2,663,478	2,673,685	3,230,755	3,244,981

Book value is equivalent to market values where the current contractual conditions for these types of financial instruments are similar to those in which they were originated or they did not present parameters for quotation or contraction.

d. Risk of Not Linking Monetary Restatement Indexes of Loans and Financing to Accounts Receivable

Loan and financing rates contracted by the Company are not linked to amounts of accounts receivable. Thus, a risk exists, since telephony fees adjustments do not necessarily follow increases in local interest rates, which affect the Company’s debts.

e. Contingency Risks

Contingency risks are assessed according to loss hypotheses, as probable, possible or remote. Contingencies considered probable risks are recorded as liabilities. Details of these risks are presented in Note 7.

f. Risks Related to Investments

The Company has investments, which are assessed through the equity method of accounting and the acquisition cost. The investments assessed by the equity method of accounting are presented in Note 25, for which no market value exists, as they are represented by non-listed companies or private limited companies. Provisions are recorded for losses when the future cash flows expected from an investment lead to loss expectations.

On the quarter closing date, an allowance for losses was recorded at the amount of R$9,098 (R$8,347 on 12/31/06) related to VANT’s unsecured liability.

The investments assessed at acquisition cost are immaterial in relation to total assets. Their associated risks would not cause significant impacts to the Company in case of loss of these investments.

g. Financial Investments Risks

The company has temporary high-liquid investments in financial investment funds (FIFs), whose assets comprise federal securities based on post-fixed, pre-fixed and foreign exchange rates, and post private securities issued by first-rate financial institutions (CDB’s) all subject to CDI, exclusive financial investment funds (FIFs), subject to exchange variation through futures contracts in dollar with the Futures and Commodities Exchange - BM&F and financial investments in foreign exchange.

The investments in foreign exchange are subject to credit risk of the financial institutions and, jointly with investments in currency funds, are subject to exchange rate risk.

The balances of the financial investments are presented in Note 17. The Company’s income earned in the quarter was recorded as financial revenue and amount to R$42,230 (R$27,949 in 2006). Earnings from consolidated financial investments were R$69,835 (R$36,598 in 2006)

h. Risk of Early Maturity of Loans and Financing

Liabilities resulting from financing, mentioned in note 34, concerning agreements of BNDES, public debentures and most of them referring to financial institutions, have clauses that estimate the early maturity of liabilities or retention of amounts pegged to debt covenants, in the cases in which certain levels for certain indicators are not reached, such as ratios of indebtedness, liquidity, cash generation and others.

For the financing agreements maintained with BNDES, the Company must comply with a set of financial ratios and in the event of non-compliance with some of these ratios, the Bank is allowed to request the temporary block of amounts, given as guarantee in a linked account. . All indicators set forth in agreements are being complied with, thus there are no sanctions or penalties set forth in the agreement clauses entered into upon the Company

i. Regulatory Risks

Concession Agreements

Local and domestic long distance concession agreements were entered into by Brasil Telecom S.A. with Anatel, which took effect between January 1, 2006 and December 31, 2025. These new concession agreements, which provide for reviews on a five-year basis, in general have a higher intervention level in the management of the businesses and several provisions defending the consumer’s interest, as noticed by the regulation body. The main highlights are:

  The burden of the concession defined as 2% of the net revenue from taxes, calculated every two years, starting in 2006 fiscal year, whose initial payment will incur on 04/30/07 and then successively until the end of the concession. This calculation method, concerning accrual, corresponds to 1% for each fiscal year;
  The definition of new universalization targets, particularly AICE – Special Class Individual Access, of mandatory offer and the Telecommunications Service Centers - PST, with full burden for the Concessionaire;
  The possibility of the Regulating Agency imposing alternative plans to mandatory plans;
  The introduction of Regulating Agency’s right to intervene and modify agreements of the concessionaire with third parties;
  The inclusion of assets of the parent company, subsidiary, affiliated companies and third parties, indispensable to the concession, as reversible assets;
  The creation of the users’ board in each concession;

Additionally, the regulation connected to the new concession agreement provides for changes in the local calls tariff system, which change from pulse to minute in the regular hours, in amounts of the public tariffs and in the readjustment criteria, which had the individual excursion factor reduced from 9% to 5% and will be then defined by a sector index - IST, in which composition the highest weight is IPCA.

On their turn, the interconnection tariffs, as provided for, are defined as a percentage public local and domestic long distance tariff until the implementation of cost model by service/modality, estimated for 2008, as defined in the Regulation for Separation and Accounting Allocation (Resolution 396/05).

The amendment to the tariff method applicable to the STFC Basic Plan in the Local Modality Rendered under Public Scheme (PBS) – Conversion from Pulses to Minutes, and the implementation of the Alternative Service Plan of the Mandatory Offer (PASOO) shall be concluded in all areas of operations of the Company up to July 31, 2007, in compliance with the regulatory requirements defined by ANATEL set forth in Rules No. 423/05, 432/06 and 450/06.

Taking into consideration that this amendment will enable customers to choose between two mandatory offering service plans (PBS and PASOO), as well as actually exercising their right to request a detailed local call invoice, it is not possible to assess, on the date these financial statements were prepared, the future impacts to be generated by such a change in the regulation.

Legislative Bill of Change in Telecommunications Act (“LGT”)

Legislative Bill 6,677 to amend LGT 9,472, whose content is essentially enabling the adoption of distinctive criteria based on the social-economic condition of the aspirant-user to provide telecommunications services, is currently halted since September, 2006, when the Executive Power required the cancellation of the urgency request for said proposal.

Should said Legislative Bill resume the approval process, it would not possible nevertheless to evaluate, on the date of the preparation of this quarterly information, the future impacts which would be produced in the Company’s businesses.

Overlapping of Licenses

When the certification for achieving the universalization targets for 2003 was received, set forth by ANATEL, the Company already provided the fixed telephony service (“STFC”) in the intra-regional local and domestic long distance modalities (“LDN”) in the Region II of the General Concession Plan (“PGO”). After achieving the referred targets, ANATEL, in January 2004, issued authorizations that increase the possibility of Company’s operation: Local STFC and LDN in the Regions I and III of the PGO (and a few sectors of the Region II); International Long Distance (“LDI”) in the Regions I, II and III of the PGO; mobile telephony, by means of the subsidiary 14 Brasil Telecom Celular S.A. (“BrT Celular”), in the Region II of the Personal Mobile Service (“SMP”). The already existing concession agreements were expanded, enabling LDN calls to any part of the Brazilian territory. If Telecom Italia International N.V. (“TII”) acquired an indirect interest in the Company, the Company and TIM Brasil Serviços e Participações S.A. (“TIM”) could be considered affiliates under the new Brazilian telecommunications legislation. That would imply the ability of providing domestic (LDN) and international (LDI) fixed and mobile telephony services throughout the same regions of TIM’s, would be subject to risk of being partially closed by ANATEL. On January 16, 2004, ANATEL issued the Act 41,780 establishing an 18-month period for TII to reacquire an indirect interest in the Company, as long as TII did not participate or vote on issues related to the overlapping of services offered by the Company and TIM, such as domestic and international long-distance and mobile services. On June 30, 2004, the Administrative Council of Economic Defense – CADE, in the records of the Write of Prevention 08700.000018/2004 -68, set forth restrictions to the exercise of the control rights on the part of Telecom Italia International N.V. and its representatives at the board of directors of Solpart Participações S.A., Brasil Telecom Participações S.A. and Brasil Telecom S.A.

On April 28, 2005, TII and TIM and the Company and BrT Celular entered into various corporate agreements, including an instrument called “Merger Agreement” and a “Protocol” related thereto. Among other reasons alleged, this merger operation was justified by the management of that time as possible solution to overlapping of regulatory licenses and authorizations with TIM, to remove sanctions and penalties, which could be imposed by ANATEL. The operation was forbidden by an injunction issued by the U.S. court. It is also subject-matter of discussion in the Brazilian Court and in arbitration involving controlling shareholders.

On July 7, 2005, ANATEL declared, by means of Act 51,450, that the counting of 18 month-term to solve the overlapping of licenses would start on the date of effective return of TII to the control group of Brasil Telecom S.A. On July 26, 2005, ANATEL, by means of Order 576/2005, declared that the counting of term had already started on April 28, 2005. Therefore, according to ANATEL, the interested companies shall adopt the measures necessary to eliminate the overlapping of the concessions until the end of referred term in October 2006, under the penalty of applying legal sanctions, which may affect either companies or both of them.

Depending on the final decision of ANATEL, these sanctions could have an adverse and material effect on businesses and operations of the Company and of 14 Brasil Telecom Celular S.A.

On October 18, 2006, the Board of Executive Officers of ANATEL, by means of its press agency, informed its previous consent to a new operation presented by Telecom Itália Internacional (TII) with the purpose of unmaking the concession overlapping of the Personal Mobile Service (SMP) in Region II of the General Plan of Authorizations (PGA) and of the domestic and international long distance Switched Fixed Telephone Service (STFC) in regions I, II and III of the General Concession Plan (PGO).

This new operation comprised the transfer, to Brasilco S.r.l. (a wholly-owned subsidiary of TII, with headquarters in Italy), of the total voting shares held by TII in the capital stock of Solpart Participações S.A. (corresponding to 38%), the parent company of Brasil Telecom Participações S.A., of Brasil Telecom S. A. and of 14 Brasil Telecom Celular S. A. The stake of TII in Brasilco shall be managed independently by Credit Suisse Securities (Europe) Limited.

The Agency, upon its prior consent, maintained the prohibitions related to the vote and veto exercise in the resolutions related to the STFC services (LDN and LDI) and SMP

With the effective implementation of the operation until October 28, 2006, the concession overlapping for the SMP exploration in Region II of PGA and domestic and international long distance STFC in regions I, II and III of PGO would cease, as a communication of ANATEL of October 18, 2006, mentioned above.

On October 27, 2006, the Company received the terms of resignation, dated October 20, 2006, from two members of its Board of Directors pointed by TII, as well as its respective alternate members. Also, on October 27, 2006, the Company received a letter from its controlling shareholder, SOLPART PARTICIPAÇÕES S.A., informing that TII had already transferred the shares in the terms approved by Anatel - however, within the deadline. On October 30, 2006, the Company disclosed to the market a material fact related to these two topics.

Also on October 30, 2006, ANATEL, through its press agency announced that Telecom Italia International would file with ANATEL on October 27,2006, therefore, within deadline, the supplementary documentation necessary to analyze and approve the new operation: (i) proof of Telecom Italia’s managers and deputies’ resignations in the Board of Directors of Brasil Telecom and Solpart Participações S.A.; and (ii) corporate documents related to the referred transfer of shares and to the independent management of Brasilco by Credit Suisse, in the capacity as Trustee of Telecom Italia.

Should Anatel’s approval be confirmed (still pending) of the documentation presented by TII to the Agency on October 27, 2006, confirming the operation implementation until October 28, 2006, the concession overlapping for SMP exploration in Region II of PGA and domestic and international long distance in regions I, II and III of PGO would cease.

In November 2006, TII submitted to Anatel the concentration act with Brasilco. During same month, Anatel, observing the procedural progress, it submitted this operation to the Administrative Council of Economic Defense - CADE.

6. BENEFITS TO EMPLOYEES

The benefits described in this note are offered to the employees of the Company and its direct or indirect subsidiaries. These companies are better described jointly, and can be referred to as “Brasil Telecom Companies” and for the purpose of the supplementary pension plan mentioned in this note, are also denominated “Sponsor” or “Sponsors”.

a. Supplementary Pension Plan

The Company sponsors supplementary pension plans related to retirement for its employees and assisted members, and, in the case of the latter, medical assistance in some cases. These plans are managed by the following foundations: (i) Fundação 14 de Previdência Privada (“Fundação 14”); (ii) Fundação BrTPREV (“FBrTPREV”) former CRT, a company merged by the Company on 12/28/00; and (iii) Fundação SISTEL de Seguridade Social (“SISTEL”), originated from certain companies of the former Telebrás System.

The Company’s Bylaws stipulate approval of the supplementary pension plan policy, and the joint liability attributed to the defined benefit plans is linked to the acts signed with the foundations, with the agreement of the Secretaria de Previdência Complementar - SPC, where applicable to the specific plans.

The plans sponsored are valued by independent actuaries on the fiscal year closing date. In the case of the defined benefit plans described in this explanatory note, immediate recognition of the actuarial gains and losses is adopted. Liabilities are provided for plans which show deficits. This measure has been applied since the 2001 fiscal year, when the regulations of CVM Resolution 371/00 were adopted. In cases that show positive actuarial situations, no assets are recorded due to the legal impossibility of reimbursing these surpluses.

The characteristics of the supplementary pension plans sponsored by the Company are described below.

FUNDAÇÃO 14

Private Pension Fundação 14 was created in 2004 and since 3/10/05 has been in charge of the management and operation of the TCSPREV pension plan. On such a date, it entered into an administration agreement with SISTEL, so that the latter would provide management and operating services to the TCSPREV and PAMEC-BrT plans up to 9/30/06. From this date on, Fundação 14 took over the management and operation services of its plans.

Plans

TCSPREV (Defined Contribution, Settled Benefit and Defined Benefit)
This defined contribution and settled benefit plan was introduced on 02/28/00. On 12/31/01, all pension plans sponsored by the Company with SISTEL were merged, being exceptionally and provisionally approved by the Secretaria de Previdência Complementar – SPC of document sent to that Agency, due to the need for adjustments to the regulations. Thus, TCSPREV is comprised of defined contribution groups with settled and defined benefits. The plans that were merged into the TCSPREV were the PBS-TCS, PBT-BrT, BrT Management Agreement, and the Unusual Contractual Relation Instrument, and the conditions established in the original plans were maintained. In March 2003, this plan was no longer offered to the sponsors’ new contracted ones. However, concerning the defined contribution, this plan started being offered as of March 2005. TCSPREV currently provides assistance to nearly 64.3% of the staff.

PAMEC-BrT – Health Care Plan for Supplementary Pension Beneficiaries (Defined Benefit)
Destined for health care of retirees and pensioners subject to Grupo PBT-BrT, which was merged into TCSPREV on 12/31/01.

Contributions Established for the Plans

TCSPREV
Contributions to this plan, by group of participants, are established based on actuarial studies prepared by independent actuaries according to regulations in force in Brazil, using the capitalization system to determine the costs. Currently, contributions are made by the participants and the sponsor only for the internal groups PBS-TCS (defined benefit) and TCSPREV (defined contribution). In the TCSPREV group, the contributions are credited in individual accounts of each participant, equally by employee and sponsor, and the basic contribution percentages vary between 3% and 8% of the participant’s salary, according to participant’s age and limited to R$20,070.00 for 2007. Participants have the option to contribute voluntarily or sporadically to the plan above the basic contribution, but without parity of the Company. In the case of the PBS-TCS group, the sponsor’s contribution corresponds to 12% of the payroll of the participants; while the employees’ contribution varies according to the age, service time and salary. An entry fee may also be payable depending on the age of entering the plan. The sponsors are responsible for the cost of all administrative expenses and risk benefits. In 2007, contributions by the sponsor to the TCSPREV group represented 5.66% of the payroll of the plan participants. For employees, the contributions represented 5.73% .

The contributions of the party-company in the quarter were R$3,755 (R$4,206 in 2006).

PAMEC-BrT
The contribution for this plan was fully paid in July 1998, through a single payment. New contributions are limited to future necessity to cover expenses, if that occurs.

FUNDAÇÃO SISTEL DE SEGURIDADE SOCIAL (SISTEL)

The supplementary pension plan – PBS-A, which remains under SISTEL’s management, comes from the period before the Telebrás’ Spin-off and assists participants who had the status of beneficiaries in January 2000. SISTEL also manages the PAMA/PAMA-PCE pension plan, formed by participants assisted by the PBS-A Plan, the PBS’s plans segregated by sponsor in January 2000 and PBS-TCS’ Internal Group, merged into the TCSPREV plan in December 2001.

Plans

PBS-A (Defined Benefit)
Maintained jointly with other sponsors subject to the provision of telecommunications services and destined for participants that had the status of beneficiaries on 1/31/00.

PAMA - Health Care Plan for Retirees / PCE – Special Coverage Plan (Defined Contribution)
Maintained jointly with other sponsors subject to the provision of telecommunications services and destined for participants that had the status of beneficiaries on 01/31/00, for the beneficiaries of the PBS-TCS Group, merged on 12/31/01 into TCSPREV (plan currently managed by Fundação 14) and for the participants of PBS’s defined benefit plans sponsored by other companies, together with SISTEL and other foundations. According to a legal and actuarial appraisal, the Sponsor’s responsibility is exclusively limited to future contributions. From March to July 2004 and from December 2005 to April 2006, an incentive optional migration of retirees and pensioners of PAMA took place for new coverage conditions (PCE). The participants who opted for the migration began to contribute to PAMA/PCE.

Contributions Established for the Plans

PBS-A
Contributions may occur in case of accumulated deficit. On 12/31/06, the actuarial appraisal date, the plan presented a surplus.

PAMA/PCE
The contributions for this plan corresponding to 1.5% on payroll of active participants subject to PBS plans, segregated and sponsored by several sponsors company. In the case of Brasil Telecom, the PBS-TCS was merged into the TCSPREV plan on 12/31/01, and began to constitute an internal group of the plan. Contributions by retirees and pensioners who migrated to PAMA/PCE are also carried out.

The contributions to PAMA, attributed to the party-company, in the quarter were R$22 (R$37 in 2006).

FUNDAÇÃO BrTPREV

It is the manager originated from the plans sponsored by former CRT, company incorporated by the Company at the end of 2000. The main purpose of the Company sponsoring FBrTPREV is to maintain the supplementary retirement, pension and other provisions in addition to those provided by the official social security system to participants.

Plans

BrTPREV
Defined contribution plan and settled benefits, launched in October 2002, destined for the concession of pension plan benefits supplementary to those of the official pension plan and that initially assisted only employees subject to the Subsidiary Rio Grande do Sul. This pension plan remained open to new employees of the Company and its subsidiaries from March 2003 to February 2005, when its offering was suspended. Currently, BrTPREV provides assistance to nearly 27.4% of the staff.

Fundador – Brasil Telecom and Alternativo – Brasil Telecom
Defined benefits plans destined to provide supplementary social security benefits in addition to those of the official social security, closed to the entry of new participants. Currently, these plans assist approximately 0.12% of the staff.

Contributions Established for the Plans

BrTPREV
Contributions to this plan are established based on actuarial studies prepared by independent actuaries according to the regulations in force in Brazil, using the capitalization system to determine costs. Contributions are credited in individual accounts of each participant, the employee’s and Company’s contributions being equal, the basic percentage contribution varying between 3% and 8% of the participation salary, according to the participant’s age and limited to R$20,761.00 for 2007. Participants have the option to contribute voluntarily or sporadically to the plan above the basic contribution, but without parity of the sponsor. The sponsor is responsible for the administrative expenses and risk benefits. The Company’s contributions in the quarter represented 9.24% of the payroll of the plan participants, whilst the employee contribution was 5.36% .

The contributions of the party-company in the quarter were R$2,762 (R$3,420 in 2006).

Fundador – Brasil Telecom and Alternativo – Brasil Telecom
The regular contribution by the sponsor in the quarter was of 4.68% on the payroll of plan participants, who contributed at variable rates according to age, service time and salary; the average rate was 4.45% . With the Alternativo Plan - Brasil Telecom, the participants also pay an entry fee depending on the age of joining the plan.

The normal contributions of the Sponsor in the quarter were R$3 (R$4 in 2006).

The mathematical reserve to amortize, corresponding to the current value of the Company’s supplementary contribution, as a result of the actuarial deficit of the plans managed by FBrTPREV, have the settlement within the maximum established period of twenty years, as from January 2002, according to Circular 66/SPC/GAB/COA from the Supplementary Pension Department dated 01/25/02. Of the maximum period established, fourteen years and nine months still remain for complete settlement, and in the quarter the amount of R$28,760 (R$34,179 in 2006) was amortized.

b. Stock Option Plan for Management and Employees

The Extraordinary Shareholders’ Meeting held on April 28, 2000, approved the general plan to grant stock call options to officers and employees of the Company and its subsidiaries. The plan authorizes a maximum limit of 10% of the shares of each class of Company stock. Shares derived from exercising options guarantee the beneficiaries the same rights granted to other Company shareholders. The administration of this plan was entrusted to a management committee appointed by the Board of Directors, which decided only to grant preferred stock options. The plan is divided into two separate programs:

Program A
This program is granted as an extension of the performance objectives of the Company established by the Board of Directors for a five-year period. Until March 31, 2007 no option had been granted.

Program B
The exercise price is established by the management committee based on the market price of one thousand shares on the date of the grant of option and will be monetarily restated by the IGP-M between the date of signing the contracts and the payment date.

The right to exercise the option is given in the way and terms presented as follows:

	First Grant		Second Grant		Third Grant
	As from	Deadline	As from	Deadline	As from	Deadline
33%	01/01/04	12/31/08	12/19/05	12/31/10	12/21/05	12/31/11
33%	01/01/05	12/31/08	12/19/06	12/31/10	12/21/06	12/31/11
34%	01/01/06	12/31/08	12/19/07	12/31/10	12/21/07	12/31/11

The acquisition periods can be anticipated as a result of the occurrence of events or special conditions established in the option contract. Since December, 2004 until the quarter closing date options were not granted.

Information related to the general plan to grant call options is summarized below:

	03/31/2007
	Preferred Share Options	Average Exercise Price
	(Thousand)	R$
Balance at the beginning of the quarter	270,802	13.00
Balance at the end of the quarter	270,802	13.00

There has been no granting of call options exercised until the quarter closing date and the representation of the options balance in relation to the total of outstanding shares is 0.05% (0.05% on 12/31/06).

Considering the hypothesis that the options will be fully exercised, the opportunity cost of the respective premiums, calculated based on the Black&Scholes method, for the Company, would be R$631 (R$527 in 2006).

c. Other Benefits to Employees

Other benefits are granted to employees, such as: health/dental care, meal allowance, group life insurance, occupational accident allowance, sickness allowance, transportation allowance, and others.

7. PROVISIONS FOR CONTINGENCIES

a. Contingent Liabilities

The Company and its subsidiaries periodically assess their contingency risks, and also review their lawsuits taking into consideration the legal, economic, tax and accounting aspects. The assessment of these risks aims to classifying them according to the chances of unfavorable outcome among the alternatives of probable, possible or remote, taking into account, as applicable, the opinion of the legal advisors.

For those contingencies, which the risks are classified as probable, provisions are recognized. Contingencies classified as possible or remote are discussed in this note. In certain situations, due to legal requirements or precautionary measures, judicial deposits are made to guarantee the continuity of the cases in litigation. These lawsuits are under discussion in administrative and judicial spheres and in several levels, from lower courts to the extraordinary ones.

It is also worth mentioning that the notice presented below shows, in some cases, identical objects with different classifications of risk level, fact that is justified by specific factual and procedural status related to each lawsuit.

Labor Claims

The provisions for labor claims include an estimate by the Company’s management, supported by the opinion of its legal advisors, of the probable losses related to lawsuits filed by employees, former employees of the Company, and of service providers related to the labor matter.

Tax Suits

Provisions for tax contingencies mainly refer to issues related to tax collections resulting from different interpretations of the legislation on the part of the Company’s legal advisors and tax authorities.

Civil Suits

The provisions for civil contingencies refers to an estimate of lawsuits related to contractual adjustments arising from Federal Government economic plans, and other cases related to community telephony plans and suit for damages and consumer lawsuits.

Classification by Risk Level

Contingencies for Probable Risk

Contingencies for probable risk of loss, for which provisions are recorded under liabilities, have the following balances:

PARENT COMPANY	CONSOLIDATED
Nature	03/31/07	12/31/06	03/31/07	12/31/06
Provisions	992,138	972,257	1,034,425	1,008,019
Labor	477,387	480,972	484,616	487,266
Tax	170,981	155,319	194,907	174,502
Civil	343,770	335,966	354,902	346,251
Linked Judicial Deposits	(279,216)	(276,635)	(282,912)	(279,490)
Labor	(240,048)	(242,787)	(242,618)	(244,579)
Tax	(1,560)	(1,256)	(2,202)	(1,882)
Civil	(37,608)	(32,592)	(38,092)	(33,029)
Total Provisions, Net of Judicial Deposits	712,922	695,622	751,513	728,529
Current	158,062	157,615	175,104	175,590
Long-term	554,860	538,007	576,409	552,939

Labor

Variations occurred in 2007:

PARENT COMPANY	CONSOLIDATED
Provisions on 12/31/06	480,972	487,266
Variations to the Result	27,266	28,207
Monetary Restatement	13,275	13,481
Revaluation of Contingent Risks	1,295	1,440
Provision of New Shares	12,696	13,286
Payments	(30,851)	(30,857)
Subtotal I (Provisions)	477,387	484,616
Linked Judicial Deposits on 12/31/06	(242,787)	(244,579)
Variations of Judicial Deposits	2,739	1,961
Subtotal II (Judicial Deposits)	(240,048)	(242,618)
Balance on 03/31/07, Net of Judicial Deposits	237,339	241,998

The main objects that affect the labor contingencies provisioned are the following:

(i)	Risk Premium - related to the claim of additional payment for hazardous activities, based on Law 7,369/85, regulated by Decree 93,412/86, due to the supposed risk of contact by the employee with the electric power system;

(ii)	Salary Differences and Consequences - related, mainly, to requests for salary increases due to supposedly unfulfilled union negotiations. The effects are related to the repercussion of the salary increase supposedly due on the other sums calculated based on the employees’ salaries;

(iii)	Career Plan - related to the request for application of the career and salaries plan for employees of the Santa Catarina Branch (formerly Telesc), with promotions for seniority and merit, supposedly not granted by the former Telesc;

(iv)	Joint/Subsidiary Responsibility - related to the request to ascribe responsibility to the Company, made by outsourced personnel, due to supposed nonobservance of their labor rights by their direct employers;

(v)	Overtime – refers to the pleading for salary and additional payment due to labor supposedly performed beyond the contracted work time;

(vi)	Reintegration – pleading due to supposed inobservance of employee’s special condition, guaranteeing the impossibility of terminating labor contract without cause;

(vii)	Request for the application of regulation, which established the payment of the percentage incurring on the Company’s income, attributed to the Santa Catarina Branch; and

(viii)	Supplement of FGTS fine arising from understated inflation – it refers to requests to supplement indemnification of FGTS fine, due to the recomposition of accounts of this fund by understated inflation.

Brasil Telecom S.A. filed a lawsuit against Caixa Econômica Federal, with a view to ensuring the reimbursement of all amounts paid for this purpose.

Tax

Variations occurred in 2007:

PARENT COMPANY	CONSOLIDATED
Provisions on 12/31/06	155,319	174,502
Variations to the Result	19,135	23,882
Monetary Restatement	3,566	4,157
Revaluation of Contingent Risks	10,575	9,898
Provision of New Shares	4,994	9,827
Payments	(3,473)	(3,477)
Subtotal I (Provisions)	170,981	194,907
Linked Judicial Deposits on 12/31/06	(1,256)	(1,882)
Variations of Judicial Deposits	(304)	(320)
Subtotal II (Judicial Deposits)	(1,560)	(2,202)
Balance on 03/31/07, Net of Judicial Deposits	169,421	192,705

The other main provisioned lawsuits refer to the following controversies:

(i)	Social Security – related to the non-collection of incident social security in the payment made to cooperative companies, as well as the divergence of understanding about the allowance that comprise the contribution’s salary;

(ii)	Federal Taxes – several assessments challenging supposed irregularities committed by the Company, such as undue tax losses carryforward taken place prior to the merger of the other operators of the Region II of the PGO; and

(iii)	State Taxes – ICMS credits, whose validity is questioned by the State Tax Authorities.

Civil

Variations occurred in 2007:

PARENT COMPANY	CONSOLIDATED
Provisions on 12/31/06	335,966	346,251
Variations to the Result	68,842	70,402
Monetary Restatement	6,281	6,504
Revaluation of Contingent Risks	42,758	42,944
Provision of New Shares	19,803	20,954
Payments	(61,038)	(61,751)
Subtotal I (Provisions)	343,770	354,902
Linked Judicial Deposits on 12/31/06	(32,592)	(33,029)
Variations of Judicial Deposits	(5,016)	(5,063)
Subtotal II (Judicial Deposits)	(37,608)	(38,092)
Balance on 03/31/07, Net of Judicial Deposits	306,162	316,810

The lawsuits provided for are the following:

(i)	Review of contractual conditions - lawsuit where a company which supplies equipment filed legal action against the Company, asking for a review of contractual conditions due to economic stabilization plans;

(ii)	Capital Participation Agreements - TJ/RS (court of appeals) has been firmly positioned as to the incorrect procedure previously adopted by the former CRT in lawsuits related to the application of a rule enacted by the Ministry of the Communications. Such lawsuits are positioned in various phases: lower courts, Court of Appeals and Superior Court of Justice;

(iii)	Customer service centers – public civil actions, comprising the closing of customer services centers;

(iv)	Free Mandatory Telephone Directories – LTOG’s - lawsuits questioning the non-delivery of printed residential telephone directories; and

(v)	Other lawsuits - related to various lawsuits in progress, comprising civil liability suits, indemnifications for contractual termination and consumer matters under procedural progress in the Special Courts, Courts of Law and Federal Courts throughout the country.

Contingencies for Possible Risk

The composition of contingencies with risk level considered to be possible, and therefore not recorded in the accounts, is the following:

PARENT COMPANY	CONSOLIDATED
Nature	03/31/07	12/31/06	03/31/07	12/31/06
Labor	502,963	475,195	507,019	479,608
Tax	2,191,447	2,084,378	2,254,530	2,145,398
Civil	597,309	565,896	625,199	606,938
Total	3,291,719	3,125,469	3,386,748	3,231,944

Labor

Variations occurred in 2007:

PARENT COMPANY	CONSOLIDATED
Amount estimated on 12/31/06	475,195	479,608
Monetary Restatement	16,581	16,720
Revaluation of Contingent Risks	(15,352)	(15,873)
New Shares	26,539	26,564
Amount estimated on 03/31/07	502,963	507,019

The main objects that comprise the possible losses of a labor nature are related to joint/subsidiary responsibility, supplement of FGTS indemnifying fine resulting from understated inflation, risk premium, promotions and the request for remuneration consideration for work hours supposedly exceeding the regular workload of hours agreed also contributed to the amount mentioned.

Tax

Variations occurred in 2007:

PARENT COMPANY	CONSOLIDATED
Amount estimated on 12/31/06	2,084,378	2,145,398
Monetary Restatement	60,192	61,937
Revaluation of Contingent Risks	13,413	12,927
New Shares	33,464	34,268
Amount estimated on 03/31/07	2,191,447	2,254,530

The main existing lawsuits are represented by the following objects:

(i)	INSS assessments, with defenses in administrative proceedings or in court, examining the value composition in the contribution salary supposedly owed by the company;

(ii)	Administrative defenses in lawsuits filed by the Internal Revenue Service, arising from differences of amounts between DCTF and DIPJ;

(iii)	Public class suits questioning the alleged transfer of PIS and COFINS to the end consumers;

(iv)	ICMS - On international calls;

(v)	ICMS - Differential of rate in interstate acquisitions;

(vi)	ICMS – official notifications with the supposed levy in the activities described in the Agreement 69/98;

(vii)	Withholding Income Tax – on operations related to the protection for debt coverage;

(viii)	The Fund for Universalization of Telecommunications Service – FUST, by virtue of illegal retroactivity, according to the Company’s understanding of the change in the interpretation of its calculation basis by ANATEL; and

(ix)	ISS – supposed levy on auxiliary services to communication.

Civil

Variations occurred in 2007:

PARENT COMPANY	CONSOLIDATED
Amount estimated on 12/31/06	565,896	606,938
Monetary Restatement	15,369	16,038
Revaluation of Contingent Risks	(26,334)	(41,038)
New Shares	42,378	43,261
Amount estimated on 03/31/07	597,309	625,199

The main lawsuits are presented as follows:

(i)	Repayments resulting from Community Telephony Program lawsuits (PCT) - the plaintiffs intend to repay in lawsuits related to the contracts resulting from the Community Telephony Program.
Such proceedings are positioned in various phases: lower courts, Court of Appeals and Superior Court of Justice.

(ii)	Lawsuit for damages and consumer; and

(iii	Contractual - Lawsuits related to the claim for a percentage resulting from the Real Plan, to be applied to a contract for rendering of services, review of conversion of installments in URV and later in reais, related to the supply of equipment and rendering of services.

Letters of Guarantee

The Company maintains letters of guarantee agreements executed with financial institutions, characterized as supplementary guarantee for judicial proceedings in temporary execution, totaling R$757,957 (R$720,660 on 12/31/06). Out of these agreements, an installment of 8.1% matures in the next twelve months, the rest is agreed upon by an undetermined term and the charges vary from 0.45% to 2.00% p.a., representing a weighted average rate of 0.83% p.a. For consolidated effects, the letters of guarantee with such purpose represent R$773,131 (R$734,014 on 12/31/06), and the charges vary from 0.45% to 2.00% p.a., resulting in a weighted average rate equivalent to 0.83% p.a.

Judicial deposits related to contingencies of probable and remote risk of loss are described in note 23.

b. Contingent Assets

As follows, the tax claims promoted by the Company are shown, through which the recovery of tax paid is claimed, calculated differently from interpretation sustained by its legal advisers.

PIS/COFINS: judicial dispute about the application of Law 9,718/98, which increased the calculation basis for PIS and COFINS. The period comprised by the Law was from February 1999 to November 2002 for PIS and from February 1999 to January 2004 for COFINS. In November 2005, STF (Federal Supreme Court) concluded the judgment of certain lawsuits dealing with such issue and considered unconstitutional the increase of calculation basis introduced by said Law. Part of the lawsuits filed by the Company and the concessionaires of STFC Region II of the Granting Plan, merged into the Company in February 2000, became final and unappealable in 2006, referring to the increase in COFINS calculation basis. Out of the amounts not yet reimbursed, the Company records in its assets credits in the amount of R$89,603 (R$89,608 on 12/31/06). The amounts accounted for in addition to the results of current year, up to the quarter closing date, amounted to R$1,461, related to monetary restatement.

The Company is waiting the judgments of lawsuits of other merged companies, which the assessment of success in future filing of appeals is assessed as probable by the Company’s legal advisors. The amount attributed to outstanding contingency not recognized on an accounting basis, referring to these lawsuits amounts to R$17,116 (R$15,784 of PIS and R$1,332 of COFINS).

8. SHAREHOLDERS’ EQUITY

a. Capital Stock

The Company is authorized to increase its capital stock, according to a resolution of the Board of Directors, in a total limit of eight hundred billion (800,000,000,000) common or preferred shares, observing the legal limit of two thirds (2/3) for the issue of new preferred shares without voting rights.

By means of a resolution of the General Shareholders' Meeting or the Board of Directors, the Company’s capital may be increased by the capitalization of retained earnings or reserves prior to this allocated by the General Shareholders’ Meeting. Under these conditions, the capitalization may be effected without modifying the number of shares.

The capital stock is represented by common and preferred stocks, with no par value, and it is not mandatory to maintain the proportion between the shares in the case of capital increases.

By means of a resolution of the General Shareholders’ Meeting or the Board of Directors, the preemptive right for the issue of shares, subscription bonuses or debentures convertible into shares may be excluded, in the cases stipulated in article 172 of Corporate Law.

The preferred shares do not have voting rights, except in the cases specified in paragraphs 1 to 3 of article 12 of the Bylaws, but are assured priority in receiving the minimum non-cumulative dividend of 6% per annum, calculated on the amount resulting from dividing the capital stock by the total number of the Company’s shares or 3% per annum, calculated on the amount resulting from dividing the net book shareholders’ equity by the total number of the Company’s shares, whichever is greater.

Subscribed and paid-up capital as of the date of the end of the quarter is R$3,470,758 (R$3,470,758 as of 12/31/06) represented by shares without par value as follows:

In thousands of shares
Type of Shares	Total Shares		Treasury Stock		Outstanding Shares
	03/31/07	12/31/06	03/31/07	12/31/06	03/31/07	12/31/06
Common	249,597,050	249,597,050	-	-	249,597,050	249,597,050
Preferred	311,353,241	311,353,241	13,678,100	13,678,100	297,675,141	297,675,141
Total	560,950,291	560,950,291	13,678,100	13,678,100	547,272,191	547,272,191

	03/31/07	12/31/06
Book Value per thousand Outstanding Shares (R$)	10.04	10.10

In the calculation of the book value the preferred shares held in treasury are deducted.

Grouping of shares

Following the date of closure of the quarter, at the Extraordinary General Meeting held on April 10, 2007, it was resolved that the Company should perform the grouping of shares representing its capital stock, at the ratio of one thousand shares per share. For further information on the grouping of shares refer to note 41.

b. Treasury Stock

Treasury stocks derive from Stock Repurchase Programs, carried out between 2002 and 2004. On 09/13/04, the material fact of the current proposal approved by the Company’s Board of Directors was published, for the repurchase of preferred stocks issued by the Company, for holding in treasury or cancellation, or subsequent sale.

The quantity of treasury stocks was the following:

	03/31/07		12/31/06
	Preferred shares (thousands)	Amount	Preferred shares (thousands)	Amount
Opening balance in the quarter	13,678,100	154,692	13,678,100	154,692
Closing balance in the quarter	13,678,100	154,692	13,678,100	154,692

Historical cost in the acquisition of treasury stock (R$ per thousand shares)	03/31/07	12/31/06
Weighted Average	11.31	11.31
Minimum	10.31	10.31
Maximum	13.80	13.80

The unit cost in the acquisition considers the totality of stock repurchase programs.

Until the quarter closing date, there were no disposals of preferred shares purchased based on repurchase programs.

Market Value of Treasury Stocks

The market value of treasury stocks on the quarter closing date was the following:

	03/31/07	12/31/06
Number of preferred shares held in treasury (thousands of shares)	13,678,100	13,678,100
Quotation per thousand shares on BOVESPA (R$)	10.75	10.95
Market value	147,040	149,775

The Company maintains the balance of treasury stocks in a separate account. For presentation purposes, the values of treasury stocks are deducted from the reserves that originated the repurchase, and are presented as follows:

	Premium on Subscription of Shares		Other Capital Reserves
	03/31/07	12/31/06	03/31/07	12/31/06
Account Balance of Reserves	458,684	458,684	123,334	123,334
Treasury Stocks	(99,822)	(99,822)	(54,870)	(54,870)
Balance, Net of Treasury Stocks	358,862	358,862	68,464	68,464

c. Capital Reserves

Capital reserves are recognized in accordance with the following practices:

Reserve for Premium on Subscription of Shares: results from the difference between the amount paid on subscription and the portion allocated to capital.

Reserve for Donations and Subsidies for Investments: registered as a result of donations and subsidies received, the contra entry of which represents an asset received by the Company.

Reserve for Special Monetary Restatement as per Law no 8,200/91: registered as a result of special monetary restatement adjustments of permanent assets to compensate the distortions in the monetary restatement indices prior to 1991.

Other Capital Reserves: formed by the contra entry of the interest on works in progress up to 12/31/98 and funds invested in income tax incentives.

d. Profit Reserves

The profit reserves are recognized in accordance with the following practices:

Legal Reserve: allocation of five percent of the annual net income up to twenty percent of paid-up capital or thirty percent of capital plus capital reserves. The legal reserve is only used to increase capital stock or to absorb losses.

Retained Earnings: recorded at the end of each fiscal year, they are composed of remaining balances of net income or loss for the year, adjusted according to the terms of article 202 of Law no 6,404/76, or by the recording of adjustments from prior years, if applicable.

e. Dividends and Interest on Shareholders’ Equity

Dividends are calculated at the end of the fiscal year. Mandatory minimum dividends are calculated in accordance with article 202 of Law 6,404/76, and the preferred or priority dividends are calculated in accordance with the Company’s Bylaws.

As a result of a resolution by the Board of Directors, the Company may pay or credit, as dividends, interest on shareholders’ equity (“JSCP”), under the terms of article 9, paragraph 7, of Law 9,249, as of 12/26/95. The interest paid or credited will be offset with the minimum mandatory annual dividend amount, in accordance with article 43 of the Company’s Bylaws.

The interest on shareholders’ equity credited to shareholders in the quarter and which shall be attributed to dividends, net of income tax, as part of the proposal to allocate results for the fiscal year to close at 2007 year-end, to be submitted for approval of the General Shareholders’ Meeting, was the following:

	03/31/07	03/31/06
Interest on Shareholders’ Equity – JSCP – Credited	245,000	-
Common Shares	111,738	-
Preferred Shares	133,262	-
Withholding Income Tax (IRRF)	(36,750)	-
Net interest on Shareholders’ Equity	208,250	-

9. OPERATING REVENUE FROM SERVICES RENDERED AND GOODS SOLD

PARENT COMPANY	CONSOLIDATED
	03/31/07	03/31/06	03/31/07	03/31/06

Fixed Telephony Service

Local Service	1,649,532	1,772,319	1,648,044	1,769,083
Activation fees	6,614	4,182	6,614	4,181
Subscription	862,669	893,401	862,586	893,327
Measured service charges	303,900	358,714	302,570	355,601
Mobile Fixed - VC1	465,734	503,505	465,662	503,463
Rent	299	318	297	316
Other	10,316	12,199	10,315	12,195

Long Distance Service	758,839	705,860	756,304	703,873
Intra-Sectorial Fixed	213,927	230,088	213,895	230,070
Intra-Regional (Inter-Sectorial) Fixed	68,570	82,166	68,430	82,154
Inter Regional Fixed	60,858	69,797	60,826	69,785
VC2	203,866	168,639	202,561	167,520
Fixed Origin	73,782	70,246	73,737	70,236
Mobile Origin	130,084	98,393	128,824	97,284
VC3	199,880	142,467	198,855	141,642
Fixed Origin	97,315	58,841	97,223	58,823
Mobile Origin	102,565	83,626	101,632	82,819
International	11,738	12,703	11,737	12,702

Interconnection	98,339	119,807	84,956	108,502
Fixed x Fixed	56,751	71,716	56,742	71,691
Mobile x Fixed	41,588	48,091	28,214	36,811

Lease of Means	116,534	103,967	89,740	82,969
Public Telephony Service	129,049	127,865	129,049	127,865
Supplementary Services, Intelligent Network and
Advanced Telephony	106,678	86,217	106,319	86,151
Other	11,356	10,821	9,992	10,433

Total of Fixed Telephony Service	2,870,327	2,926,856	2,824,404	2,888,876
Mobile Telephony Service
Continues…

Continued.

PARENT COMPANY	CONSOLIDATED
	03/31/07	03/31/06	03/31/07	03/31/06

Telephony	-	-	360,330	172,928
Subscription	-	-	101,393	57,841
Utilization	-	-	109,479	79,359
Additional per call	-	-	1,541	1,590
Roaming	-	-	4,751	3,461
Interconnection	-	-	139,631	26,106
Other Services	-	-	3,535	4,571

Sale of Goods	-	-	52,197	54,644
Cell Phones	-	-	50,375	52,742
Electronic Cards - Brasil Chip, Accessories and Other
Goods	-	-	1,822	1,902

Total of Mobile Telephony Service	-	-	412,527	227,572

Data Transmission Services and Other

Data Transmission	513,426	421,692	557,420	454,459
Other Services of Main Activities	1,651	1,314	102,723	83,980

Total of Data Transmission Services and Other	515,077	423,006	660,143	538,439

Gross Operating Revenue	3,385,404	3,349,862	3,897,074	3,654,887

Deductions from Gross Revenue	(1,024,524)	(1,051,330)	(1,206,217)	(1,177,990)
Taxes on Gross Revenue	(955,689)	(974,042)	(1,064,627)	(1,055,307)
Other Deductions on Gross Revenue	(68,835)	(77,288)	(141,590)	(122,683)

Net Operating Revenue	2,360,880	2,298,532	2,690,857	2,476,897

10. COST OF SERVICES RENDERED AND GOODS SOLD

The costs incurred in the rendering of services and sales of goods are as follows:

PARENT COMPANY	CONSOLIDATED
	03/31/07	03/31/06	03/31/07	03/31/06
Interconnection	(561,421)	(565,500)	(576,532)	(498,539)
Depreciation and Amortization	(442,766)	(489,735)	(541,792)	(570,174)
Third-Party Services	(195,099)	(192,621)	(238,717)	(223,378)
Rent, Leasing and Insurance	(62,021)	(60,110)	(78,079)	(94,158)
Means of Connection	(36,320)	(20,874)	(30,844)	(20,590)
Personnel	(30,463)	(46,570)	(34,982)	(53,015)
Employees and Management Profit Sharing	(4,581)	(4,914)	(5,166)	(5,600)
Burden of the Concession	(16,841)	(17,043)	(16,841)	(17,043)
Material	(15,881)	(17,311)	(16,666)	(18,063)
FISTEL	(4,957)	(4,343)	(16,758)	(12,028)
Goods Sold	-	-	(52,847)	(53,984)
Other	(3,034)	(2,647)	(3,041)	(2,689)
Total	(1,373,384)	(1,421,668)	(1,612,265)	(1,569,261)

11. COMMERCIALIZATION OF SERVICES
(Sales expenses)

The expenses related to commercialization activities are detailed according to the following nature:

PARENT COMPANY	CONSOLIDATED
	03/31/07	03/31/06	03/31/07	03/31/06
Third-Party Services	(110,611)	(112,646)	(175,091)	(168,211)
Losses on Accounts Receivable	(73,561)	(83,055)	(87,791)	(96,141)
Allowance/Reversal for Doubtful Accounts	(4,182)	(16,251)	(7,889)	(16,635)
Personnel	(35,757)	(53,084)	(54,804)	(67,566)
Employees and Management Profit Sharing	(4,179)	(4,474)	(5,432)	(5,716)
Rent, Leasing and Insurance	(2,834)	(13,065)	(18,772)	(2,629)
Depreciation and Amortization	(1,088)	(1,201)	(4,760)	(4,113)
Material	(343)	(680)	(6,846)	(6,809)
Other	(394)	(332)	(7,239)	(6,596)
Total	(232,949)	(284,788)	(368,624)	(374,416)

12. GENERAL AND ADMINISTRATIVE EXPENSES

The expenses related to administrative activities, which include information technology expenses, are detailed according to the following nature:

PARENT COMPANY	CONSOLIDATED
	03/31/07	03/31/06	03/31/07	03/31/06
Third-Party Services	(156,581)	(149,801)	(173,558)	(169,642)
Depreciation and Amortization	(67,055)	(62,317)	(83,298)	(75,741)
Personnel	(32,595)	(36,607)	(40,863)	(49,581)
Employees and Management Profit Sharing	(7,467)	(6,355)	(8,971)	(7,678)
Rent, Leasing and Insurance	(5,905)	(8,069)	(6,815)	(9,310)
Material	(758)	(1,005)	(923)	(4,999)
Other	(545)	(700)	(1,445)	(1,021)
Total	(270,906)	(264,854)	(315,873)	(317,972)

13. OTHER OPERATING EXPENSES, NET

The remaining revenues and expenses attributed to operational activities are shown as follows:

PARENT COMPANY	CONSOLIDATED
	03/31/07	03/31/06	03/31/07	03/31/06
Operating Infrastructure Rent and Other	29,445	29,748	20,511	21,869
Fines	21,026	20,198	20,617	21,320
Recovery of Taxes and Recovered Expenses	16,882	992	19,999	4,657
Technical and Administrative Services	15,411	14,842	14,552	14,078
Reversal of Other Provisions	6,320	9,893	15,344	14,164
Subsidies and Donations Received	1,598	332	3,107	2,473
Results on Write-off of Repair/Resale Inventories	39	-	(455)	(183)
Contingencies – Provision(1)	(115,243)	(71,762)	(122,491)	(75,100)
Taxes (Other than Gross Revenue, Corporate Income Tax and Social Contribution)	(12,930)	(17,179)	(14,800)	(20,111)
Pension Funds – Provision and Administrative Costs	(11,707)	(7,182)	(11,707)	(7,182)
Court Fees	(9,156)	(5,332)	(9,243)	(5,420)
Goodwill Amortization on the Acquisition of Investments	(5,518)	(5,518)	(19,394)	(19,618)
Donations and Sponsorships	(1,317)	(978)	(1,317)	(1,022)
Other Revenues (Expenses)	(1,376)	(3,965)	(1,890)	(4,556)
Total	(66,526)	(35,911)	(87,167)	(54,631)
Other Operating Revenues	100,099	79,439	113,773	81,586
Other Operating Expenses	(166,625)	(115,350)	(200,940)	(136,217)
Revenues and expenses of the same nature are represented by the net value.
(1) Provisions for contingencies are described in note 7.

14. FINANCIAL EXPENSES, NET

PARENT COMPANY	CONSOLIDATED
	03/31/07	03/31/06	03/31/07	03/31/06
Financial Revenues	79,518	58,325	107,401	71,407
Domestic Currency	78,623	56,465	107,337	66,393
On Rights in Foreign Currency	895	1,860	64	5,014
Financial Expenses	(436,338)	(164,641)	(452,270)	(197,822)
Domestic Currency	(166,127)	(146,616)	(182,724)	(162,328)
On Liabilities in Foreign Currency	(25,211)	(18,025)	(24,546)	(35,494)
Interest on Shareholders’ Equity	(245,000)	-	(245,000)	-
Total	(356,820)	(106,316)	(344,869)	(126,415)

14. NON-OPERATING REVENUES (EXPENSES)

PARENT COMPANY	CONSOLIDATED
	03/31/07	03/31/06	03/31/07	03/31/06
Result in the Write-off of Property, Plant and Equipment and Deferred
Assets	(1,632)	(2,627)	(4,129)	(3,303)
Gain (Loss) with Investments	-	-	(5)	-
Provision/Reversal for Realization Amount and Losses of Property, Plant and Equipment and Properties for Sale	(272)	(16)	4,915	1,583
Provision/Reversal for Investment Losses	1,623	(605)	2,755	1,092
Amortization of Goodwill on Merger	-	-	(126)	(1,953)
Other Non-operating Revenues (Expenses)	-	(88)	-	(88)
Total	(281)	(3,336)	3,410	(2,669)

16. INCOME TAX AND SOCIAL CONTRIBUTION ON INCOME

Income tax and social contribution on income are recorded on an accrual basis, and the tax effects on temporary differences are deferred. The provision for income tax and social contribution on income recognized in the income statement are as follows:

PARENT COMPANY	CONSOLIDATED
	03/31/07	03/31/06	03/31/07	03/31/06
Income Before Taxes and Interest	(8,617)	69,484	(34,531)	31,533
Income of Companies Not Subject to Income Tax and SocialContribution Calculation	-	-	24,048	22,164
Total of Taxable Income	(8,617)	69,484	(10,483)	53,697
Corporate Income Tax – IRPJ
IRPJ on Taxable Income (10%+15%=25%)	2,154	(17,371)	2,621	(13,424)
Permanent Additions	(20,241)	(32,589)	(10,271)	(10,692)
Equity in Subsidiaries	(17,758)	(23,436)	-	-
Amortization of Goodwill	(1,380)	(1,380)	(5,322)	(2,028)
Exchange Variation on Investments	-	(6,053)	(548)	(4,792)
Other Additions	(1,103)	(1,720)	(4,401)	(3,872)
Permanent Exclusions	1,314	1,761	8,807	4,152
Equity in Subsidiaries	600	1,445	-	-
Investment Dividends at Acquisition Costs	2	-	2	-
Non-operating Equity Pickup	-	-	193	-
Other Exclusions	712	316	8,612	4,152
Tax losses Carryforward	-	-	476	3
Other	263	975	486	1,324
Effect of IRPJ on Statement of Income	(16,510)	(47,224)	2,119	(18,637)
Social Contribution on Net Income - CSLL
CSLL on Taxed Results (9%)	776	(6,254)	943	(4,833)
Permanent Additions	(7,005)	(11,574)	(3,409)	(3,689)
Equity in Subsidiaries	(6,393)	(8,437)	-	-
Amortization of Goodwill	(497)	(497)	(1,916)	(730)
Exchange Variation on Investments	-	(2,179)	(197)	(1,725)
Other Additions	(115)	(461)	(1,296)	(1,234)
Permanent Exclusions	363	635	3,061	1,495
Equity in Subsidiaries	216	520	-	-
Investment Dividends at Acquisition Costs	1	-	1	-
Non-operating Equity Pickup	-	-	70	-
Other Exclusions	146	115	2,990	1,495
Compensation of Negative Calculation Basis	-	-	170	2
Other	(1)	(51)	71	52
Effect of CSLL on Statement of Income	(5,867)	(17,244)	836	(6,973)
Effect of IRPJ and CSLL on Statement of Income	(22,377)	(64,468)	2,955	(25,610)

17. CASH, BANK ACCOUNTS AND HIGH-LIQUID INVESTMENTS

PARENT COMPANY	CONSOLIDATED
	03/31/07	12/31/06	03/31/07	12/31/06
Cash	4,166	4,303	4,471	4,745
Bank Accounts	27,339	93,685	45,334	122,415
High-Liquid Investments	1,357,858	1,734,377	2,428,802	2,414,448
Total	1,389,363	1,832,365	2,478,607	2,541,608

High-liquid investments represent amounts invested in funds managed by financial institutions, guaranteed in federal bonds and private securities (CDB’s) of first-rate institutions, both with average profitability equivalent to interbank deposit rates DI CETIP (CDI), in exclusive funds managed by financial institutions and guaranteed in futures contracts of dollar traded at the Futures and Commodities Exchange (BM&F), financial investments in foreign currency that earn exchange rate variation plus interest of 5.33% p.a. and Fed Funds minus spread of 0.125% p.a.

The breakdown of high-liquid investment portfolio, on the quarter closing date, is presented below:

PARENT COMPANY
	03/31/07
Financial Institution	Nature of investments
	LTN (swap coverage)	LFT	Over Selic	CBD	NTN-F
Exclusive Funds
ABN Amro	86,845	18,375	235	-	-
Banco do Brasil	13,777	87,262	4,453	4,021	-
Bradesco	61,091	16,047	14,539	-	11,583
CEF	77,765	62,516	16,016	8,445	5,183
Itaú	81,214	2,922	-	-	-
Santander	197,642	79,546	22,929	13,638	-
Unibanco	193,060	29,713	6	-	-
Votorantim	37,020	5,469	8,441	4,040	-
Total Exclusive Funds	748,414	301,850	66,619	30,144	16,766
Total Investments	748,414	301,850	66,619	30,144	16,766

PARENT COMPANY
	03/31/07
Financial Institution	Nature of investments		Adjustment		Total
	NTN-D	Overnight	Income tax provision	Liabilities
Exclusive Funds
ABN Amro	-	-	(1,009)	(108)	104,338
Banco do Brasil	-	-	(752)	(12)	108,749
Bradesco	-	-	(961)	(58)	102,241
CEF	-	-	(1,882)	(51)	167,992
Itaú	-	-	(784)	(45)	83,307
Santander	914	-	(3,112)	(278)	311,279
Unibanco	-	-	(2,224)	(115)	220,440
Votorantim	-	-	(573)	(28)	54,369
Total Exclusive Funds	914	-	(11,297)	(695)	1,152,715
Other Investments
Barclays	-	82,486	-	-	82,486
Credit Suisse	-	123,492	-	-	123,492
Total Other Investments	-	205,978	-	-	205,978
Total Investments	914	205,978	(11,297)	(695)	1,358,693

Partial block by judicial determination, considered in Judicial Deposits	(835)
Total High-Liquid Financial Investments	1,357,858

CONSOLIDATED
	03/31/07
Financial Institution	Nature of investments
	LTN (swap coverage)	LFT	Over Selic	CDB	NTN-F
Exclusive Funds
ABN Amro	86,845	18,375	235	-	-
Banco do Brasil	91,818	312,022	21,457	26,094	-
Bradesco	61,091	16,047	14,539	-	11,583
CEF	148,049	119,019	30,491	16,078	9,867
Itaú	218,133	7,849	-	-	-
Santander	263,799	106,173	30,604	18,203	-
Unibanco	322,612	49,652	10	-	-
Votorantim	151,819	22,430	34,617	16,567	-
Total Exclusive Funds	1,344,166	651,567	131,953	76,942	21,450
Other Investments
Other institutions	-	-	-	5,303	-
Total of Other Investments	-	-	-	5,303	-
Total Investments	1,344,166	651,567	131,953	82,245	21,450

CONSOLIDATED
	03/31/07
Financial Institution	Nature of investments			Adjustment		Total
	NTN-D	Overnight	Open Investment Funds (Fixed Income)	Income tax provision	Liabilities
Exclusive Funds
ABN Amro	-	-	-	(1,009)	(108)	104,338
Banco do Brasil	-	-	-	(3,169)	(46)	448,176
Bradesco	-	-	-	(961)	(58)	102,241
CEF	-	-	-	(3,028)	(97)	320,379
Itaú	-	-	-	(1,765)	(122)	224,095
Santander	1,220	-	-	(3,844)	(371)	415,784
Unibanco	-	-	-	(3,279)	(192)	368,803
Votorantim	-	-	-	(1,730)	(116)	223,587
Total Exclusive Funds	1,220	-	-	(18,785)	(1,110)	2,207,403
Other Investments
Barclays	-	82,486	-	-	-	82,486
Credit Suisse	-	123,492	-	-	-	123,492
Smith Barney	-	-	10,721	-	-	10,721
Demais Instituições	-	-	290	(58)	-	5,535
Total of Other Investments	-	205,978	11,011	(58)	-	222,234
Total Investments	1,220	205,978	11,011	(18,843)	(1,110)	2,429,637

Partial block by judicial determination, considered in Judicial Deposits	(835)
Total High-Liquid Financial Investments	2,428,802

Exclusive funds, which are regularly audited and for which there is no unqualified opinion, are subject to liabilities restricted to the payment of services rendered by the asset management, attributed to investment operations, such as custody, audit and other expenses rates, not existing relevant financial liabilities, as well as Company’s assets to guarantee those liabilities.

Statement of Cash Flows

PARENT COMPANY	CONSOLIDATED
	03/31/07	03/31/06(1)	03/31/07	03/31/06(1)
Operating Activities
Net Income for the Period	214,006	5,016	214,006	5,016
Minority Interest	-	-	(582)	906
Income Items not Affecting Cash	743,793	1,013,954	800,999	1,081,760
Depreciation and Amortization	516,427	558,771	649,370	671,599
Losses on Accounts Receivables	73,561	83,055	87,791	96,141
Allowance for Doubtful Accounts	4,182	16,251	7,889	16,635
Provision for Contingencies	115,243	71,762	122,491	75,100
Provision for Pension Plans	11,707	7,182	11,707	7,182
Deferred Taxes	(46,406)	161,451	(78,281)	214,247
Income in Permanent Assets Write-off	448	3,307	32	856
Equity in Subsidiaries	68,631	112,175	-	-
Equity Changes	(466,596)	(702,285)	(519,665)	(877,828)
Trade Accounts Receivable	(132,012)	(123,559)	(125,750)	(102,659)
Inventories	990	503	15,080	2,779
Judicial Deposits	(119,661)	(10,618)	(120,060)	(10,889)
Contractual Retentions	-	(91,439)	-	(191,439)
Payroll, Social Charges and Benefits	(140)	618	(2,320)	(3,408)
Accounts Payable and Accrued Expenses	107,437	(50,407)	33,396	(38,621)
Taxes	(78,294)	(191,022)	(77,490)	(272,156)
Financial Charges	(38,421)	(86,525)	(38,813)	(79,161)
Authorization for Service Exploitation	16,841	17,043	25,346	26,622
Provisions for Contingencies	(97,944)	(110,167)	(99,506)	(110,606)
Provisions for Pension Plans	(9,303)	(34,179)	(9,303)	(34,179)
Other Assets and Liabilities Accounts	(116,089)	(22,533)	(120,245)	(64,111)
Cash Flow from Operating Activities	491,203	316,685	494,758	209,854

Investment Activities
Temporary Investments	89,409	(14)	89,389	(14)
Funds Obtained in the Sale of Permanent Assets	98	125	98	125
Investments in Permanent Assets	(757,936)	(602,122)	(378,019)	(623,237)
Cash Flow from Investment Activities	(668,429)	(602,011)	(288,532)	(623,126)

Financing Activities
Dividends/Interest on Shareholders’ Equity Paid in the Year	(413)	(323,083)	(413)	(323,083)
Loans and Financing	(265,363)	(164,932)	(268,814)	(164,002)
Loans Obtained	-	608	-	1,538
Loans Settled	(265,363)	(165,540)	(268,814)	(165,540)
Acquisition of Own Shares	-	29	-	29
Other Flows from Financing Activities	-	7	-	16,562
Cash Flow from Financing Activities	(265,776)	(487,979)	(269,227)	(470,494)

Cash Flow for the Period	(443,002)	(773,305)	(63,001)	(883,766)

Cash, Bank Accounts and High Liquid Investments
Closing Balance	1,389,363	705,735	2,478,607	846,317
Opening Balance (on December 31)	1,832,365	1,479,040	2,541,608	1,730,083
Variation	(443,002)	(773,305)	(63,001)	(883,766)
(1) Reclassification in some lines of cash flows of 03/31/06 took place, aiming at the adequacy to the way presented in the current year.

Supplementary Cash Flow Information

PARENT COMPANY	CONSOLIDATED
	03/31/07	03/31/06	03/31/07	03/31/06
Income Tax and Social Contribution Paid	45,447	-	52,759	4,004
Interest Paid from Loans and Financings (Includes Debentures)	166,121	204,448	166,505	204,719

18. TRADE ACCOUNTS RECEIVABLE

The amounts related to accounts receivable are as follows:

PARENT COMPANY	CONSOLIDATED
	03/31/07	12/31/06	03/31/07	12/31/06
Billed Services	1,336,548	1,340,111	1,489,990	1,476,842
Services to be Billed	931,925	868,661	977,856	916,672
Sales of Goods	1,112	2,362	54,856	91,775
Subtotal	2,269,585	2,211,134	2,522,702	2,485,289
Allowance for Doubtful Accounts	(323,107)	(318,925)	(364,979)	(357,635)
Services Rendered	(323,107)	(318,925)	(360,862)	(353,203)
Sales of Goods	-	-	(4,117)	(4,432)
Total	1,946,478	1,892,209	2,157,723	2,127,654
Due	1,419,632	1,445,972	1,586,941	1,632,138
Past due:
01 to 30 Days	384,965	377,686	411,138	415,040
31 to 60 Days	135,832	112,005	149,609	124,393
61 to 90 Days	86,597	68,903	98,372	76,947
91 to 120 Days	60,432	53,688	69,645	61,490
More than 120 Days	182,127	152,880	206,997	175,281

19. INVENTORIES

The maintenance and resale inventories, to which provisions are recorded for losses or adjustments to the forecast in which they must be realized, are composed as follows:

PARENT COMPANY	CONSOLIDATED
	03/31/07	12/31/06	03/31/07	12/31/06
Inventory for Resale (Cell Phones and Accessories)	-	-	74,935	96,476
Maintenance Inventory	6,276	7,280	7,280	9,175
Provision for the Adjustment to the Realization Value	-	-	(31,400)	(39,062)
Provision for Potential Losses	(1,592)	(1,606)	(1,732)	(2,425)
Total	4,684	5,674	49,083	64,164

20. LOANS AND FINANCING - ASSETS

PARENT COMPANY	CONSOLIDATED
	03/31/07	12/31/06	03/31/07	12/31/06
Loans and Financing	8,415	8,386	8,432	8,409
Total	8,415	8,386	8,432	8,409
Current	7,610	5,534	7,627	5,557
Long-term	805	2,852	805	2,852

Loans and financing credits refer to the transfer of financial resources to the company responsible for the production of phone directories, and result from the sale of fixed assets to other telephony companies. The variations of IGP-DI and IPA-OG/Industrial Products of Column 27 issued by Fundação Getúlio Vargas – FGV are incurred.

21. DEFERRED AND RECOVERABLE TAXES

PARENT COMPANY	CONSOLIDATED
	03/31/07	12/31/06	03/31/07	12/31/06
Deferred Taxes	812,508	767,667	1,464,078	1,389,104
Other Taxes Recoverable	759,826	686,315	934,246	881,576
Total	1,572,334	1,453,982	2,398,324	2,270,680
Current	848,219	724,251	1,014,503	901,173
Long-term	724,115	729,731	1,383,821	1,369,507

Deferred taxes related to Corporate Income Tax and Social Contribution on Income

PARENT COMPANY	CONSOLIDATED
	03/31/07	12/31/06	03/31/07	12/31/06
Corporate Income Tax
Deferred Income Tax on:
Tax Losses	-	-	452,287	433,124
Provisions for Contingencies	248,034	243,064	250,333	244,901
Provision for Pension Plan Actuarial Insufficiency Coverage	162,904	162,303	162,904	162,303
Allowance for Doubtful Accounts	80,777	79,731	90,582	89,245
ICMS - Agreement 69/98 and 78/01	51,989	54,329	56,771	58,480
Interest on Shareholders’ Equity – pro rata	38,917	-	38,917	-
Provision for Suspended Collection - FUST	11,097	9,575	12,108	10,246
Provision for Inventory Material Loss	7,143	7,035	9,056	10,288
Provision for Employee Profit Sharing	3,679	14,036	4,979	15,922
Provision for Cofins/CPMF/INSS – Suspended Collection	1,069	1,053	1,069	1,053
Provision for Losses- BIA	-	-	1,285	1,285
Other Provisions	8,680	10,030	12,952	11,099
Subtotal	614,289	581,156	1,093,243	1,037,946
Social Contribution on Income
Deferred Social Contribution on:
Negative Calculation Basis	-	-	163,407	156,388
Provisions for Contingencies	89,292	87,503	90,120	88,164
Provision for Pension Plan Actuarial Insufficiency Coverage	58,646	58,430	58,646	58,429
Allowance for Doubtful Accounts	29,080	28,703	32,609	32,128
Interest on Shareholders’ Equity – pro rata	14,010	-	14,010	-
Provision for Inventory Material Loss	2,572	2,532	3,260	3,704
Provision for Employee Profit Sharing	1,494	5,732	1,961	6,421
ICMS – Agreement 78/01	-	-	1,695	1,466
Provision for Losses- BIA	-	-	463	463
Other Provisions	3,125	3,611	4,664	3,995
Subtotal	198,219	186,511	370,835	351,158
Total	812,508	767,667	1,464,078	1,389,104
Current	278,920	238,369	314,592	270,776
Long-term	533,588	529,298	1,149,486	1,118,328

The following table shows the periods in which the deferred tax assets corresponding to income tax and social contribution on net income (CSLL) are expected to be realized, which are derived from temporary differences between book value on the accrual basis and the taxable income, as well as in the tax loss and in the negative basis of social contribution, when existing. The realization periods are based on a technical study that used forecast future taxable income, generated in fiscal years when the temporary differences will become deductible expenses for tax purposes. These assets are recorded in accordance with CVM Instruction 371/02 requirements, and at the closing of the fiscal years the technical study is submitted to the approval of the board of executive officers and the Board of Directors, as well as its examination by the Fiscal Council.

PARENT COMPANY	CONSOLIDATED
2007	214,366	240,907
2008	160,810	173,443
2009	92,206	115,391
2010	66,212	95,777
2011	71,043	125,567
2012 to 2014	91,968	376,027
2015 to 2016	25,756	246,819
After 2016	90,147	90,147
Total	812,508	1,464,078
Current	278,920	314,592
Long-term	533,588	1,149,486

The recoverable amount expected after 2016 is a result of a provision to cover an actuarial insufficiency of pension plans that is being settled according to the maximum remaining period of 14 years and 9 months, in line with the period established by the Supplementary Pension Department (“SPC”). Despite the time limit stipulated by the SPC and according to the estimated future taxable income, the Company presents conditions to fully offset the deferred taxes in a period lower than ten years, if it opts to fully anticipate the payment of the debt. Tax credits in the amount of R$145,582, attributed to the Consolidated, were not recorded due to the non-existence of necessary requirements for the history and/or future forecast of taxable income in VANT, BrT Multimídia and BrT CS, companies controlled by the Company.

Other Taxes Recoverable

They are comprised of federal withholding taxes and payments made, calculated based on legal estimates, which will be offset against future tax obligations. The ICMS recoverable arises, for the most part, from credits recorded in the acquisition of fixed assets, whose compensation with ICMS payable may occur in up to 48 months, according to Supplementary Law 102/00.

PARENT COMPANY	CONSOLIDATED
	03/31/07	12/31/06	03/31/07	12/31/06
ICMS	510,857	498,256	629,898	632,227
PIS and COFINS	159,241	158,900	182,193	183,307
Corporate Income Tax	72,661	26,476	99,104	54,666
Social Contribution on Net Income	16,456	2,232	19,091	7,592
Other	611	451	3,960	3,784
Total	759,826	686,315	934,246	881,576
Current	569,299	485,882	699,911	630,397
Long-term	190,527	200,433	234,335	251,179

22. INCOME SECURITIES

Represented by bank deposit certificates (CDB) of Banco de Brasília S.A. – BRB, remunerated with 95% of SELIC rate, maintained as guarantee of the financing obtained through Programa de Promoção do Desenvolvimento Econômico e Sustentável do Distrito Federal (Program to Promote Integrated Economic

and Sustainable Development of the Federal District – PRÓ-DF). These income securities will be maintained during the period of utilization and amortization of financing (liability), whose grace period establishes the first payment for year 2019, payable in 180 monthly, consecutive installments. This asset may be used to pay the final installments of that financing.

PARENT COMPANY	CONSOLIDATED
	03/31/07	12/31/06	03/31/07	12/31/06
Banco de Brasília S.A. – BRB – Bank Deposit Certificates	819	784	3,399	3,280
Total	819	784	3,399	3,280
Long-Term	819	784	3,399	3,280

23. JUDICIA

Balances of judicial deposits related to contingencies with level of possible and remote risk of loss:

PARENT COMPANY	CONSOLIDATED
Subject to (by Nature of Demands)	03/31/07	12/31/06	03/31/07	12/31/06
Labor	201,526	197,380	202,143	198,343
Tax	111,695	124,518	115,906	128,372
Civil	343,496	215,158	345,710	216,984
Total	656,717	537,056	663,759	543,699
Current	140,062	117,940	140,979	119,058
Long-term	516,655	419,116	522,780	424,641

The judicial deposits subject to liability provisions are shown on a deductive basis of such provisions. Refer to Notes 7 and 32.

24. OTHER ASSETS

PARENT COMPANY	CONSOLIDATED
	03/31/07	12/31/06	03/31/07	12/31/06
Advances to Suppliers	63,446	44,670	71,794	59,183
Advances to Employees	25,400	28,805	29,805	33,610
Receivables from Other Telecom Companies	9,501	9,501	9,501	9,501
Prepaid Expenses	76,400	68,654	128,437	91,307
Compulsory Deposits	1,562	1,750	1,562	1,750
Assets for Sale	922	1,016	922	1,016
Contractual Guarantees and Retentions	351	350	1,091	1,134
Other	7,315	6,484	20,642	10,913
Total	184,897	161,230	263,754	208,414
Current	155,054	127,372	222,556	166,171
Long-term	29,843	33,858	41,198	42,243

25. INVESTMENTS

PARENT COMPANY	CONSOLIDATED
	03/31/07	12/31/06	03/31/07	12/31/06
Investments Carried Under the Equity in
Subsidiaries	3,413,986	3,032,956	-	-
14 Brasil Telecom Celular S.A.	2,640,810	2,241,296	-	-
BrT Serviços de Internet S.A.	489,452	643,014	-	-
Brasil Telecom Cabos Submarinos Ltda.	133,374	-	-	-
MTH Ventures do Brasil Ltda.	142,771	141,153	-	-
BrT Comunicação Multimídia Ltda.	7,576	7,490	-	-
Santa Bárbara dos Pinhais S.A.	3	3	-	-
Advances for Future Capital Increase	34,745	31,345	-	-
BrT Serviços de Internet S.A.	6,695	6,695	-	-
Vant Telecomunicações S.A.	5,050	1,650	-	-
BrT Comunicação Multimídia Ltda.	23,000	23,000	-	-
Goodwill Paid on Acquisition of Investments, Net	45,986	51,504	222,359	241,695
MTH Ventures do Brasil	45,986	51,504	45,986	51,504
iG Cayman	-	-	130,149	141,862
Companies IBEST	-	-	43,873	45,508
Companies BRT Cabos Submarinos	-	-	2,351	2,821
Interest Valued at Acquisition Cost	39,148	39,148	40,279	39,148
Tax Incentives, Net of Allowance for Losses	23,759	22,135	23,759	22,135
Other Investments	373	373	373	389
Total	3,557,997	3,177,461	286,770	303,367

The Company holds a 100% interest in the capital stock of Vant Telecomunicações S.A. On the quarter closing date, VANT negative shareholders’ equity was R$9,098 (R$8,347 on 12/31/06), and a provision at the amount of the unsecured liabilities of the Subsidiary was recorded in the Company.

The advances for future capital increase in favor of the subsidiaries were considered investments, for the purpose of statement, since the allocated investments are waiting for the formalization of the corporate acts of these companies to perform the respective capital increases.

Interests Valued Using the Equity Method of Accounting: the main data related to directly controlled companies are as follows:

	BrT Celular		BrTI		BrT SCS(1)
	03/31/07	12/31/06	03/31/07	12/31/06	03/31/07	12/31/06
Shareholders’ Equity	2,640,810	2,241,296	489,452	643,014	133,374	74,097
Capital	3,738,136	3,286,163	539,962	675,703	272,444	243,996
Book Value per Share/Quota (R$)	706.45	682.04	724.36	951.62	489.55	303.68
Number of Shares/Quotas Held by the Company (in thousands)
Common Shares	3,738,136	3,286,163	675	675	272,444	243,996
Ownership % in Subsidiary’s Capital
In Total Capital	100%	100%	100%	100%	100%	-
In Voting Capital	100%	100%	100%	100%	100%	-

	03/31/07	03/31/06	03/31/07	03/31/06	03/31/07	03/31/06
Net Income (Loss) at the end of the quarter	(52,459)	(83,468)	(17,821)	5,299	696	7,598

(1) The Company’s direct investments in BrT CS started on January 2, 2007, with the transfer of investment then held by subsidiary BrTI. This transfer resulted in the reduction of BrTI’s capital stock, existing in favor of the Company.

	MTH		BrT Multimídia		VANT
	03/31/07	12/31/06	03/31/07	12/31/06	03/31/07	12/31/06
Shareholders’ Equity	142,771	141,153	169,079	167,157	(9,098)	(8,347)
Capital	321,150	321,150	379,420	379,420	123,300	123,300
Book Value per Share/Quota (R$)	0.44	0.44	0.44	0.44	(0.07)	(0.07)
Number of Shares/Quotas Held by the Company (in thousands)
Common Shares	-	-	-	-	123,300	123,300
Quotas	327,000	327,000	17,000	17,000	-	-
Ownership % in Subsidiary’s Capital
In Total Capital	100%	100%	4,48%	4,48%	100%	100%
In Voting Capital	100%	100%	4,48%	4,48%	100%	100%

	03/31/07	03/31/06	03/31/07	03/31/06	03/31/07	03/31/06
Net Income (Loss) at the end of the quarter	1,618	(4,438)	1,922	(4,435)	(751)	483

The equity in subsidiaries result is composed of the following values:

	Operating		Non- Operating
	03/31/07	03/31/06	03/31/07	03/31/06
14 Brasil Telecom Celular S.A.	(52,459)	(83,468)	-	-
BrT Serviços de Internet S.A.	(17,821)	5,299	-	-
Brasil Telecom Cabos Submarinos Ltda.	696	-	-	-
BrT Subsea Cable Systems (Bermudas) Ltd.(1)	-	(30,051)	-	-
MTH Ventures do Brasil Ltda.	1,618	(4,438)	-	-
BrT Comunicação Multimídia Ltda.	86	-	-	-
Vant Telecomunicações S.A.	(751)	483	-	-
Total	(68,631)	(112,175)	-	-

(1) It includes exchange variation, linked to investment abroad.

The investments that the Company had in BrT SCS Bermuda were transferred to BrTI on September 1, 2006, who paid back as a capital increase in favor of the Company.

The subsidiary Santa Bárbara dos Pinhais S.A. is not operating, and the amount of its capital stock is R$4 (R$4 on 12/31/06), for each company, and the Company’s ownership interest in the capital stock of the aforementioned subsidiary is 100%.

Interests assessed using the cost of acquisition: correspond to shareholding obtained by converting shares or capital quotas of the tax incentive investments in the FINOR/FINAM regional programs, the Incentive Law for Information Technology Companies, and the Audiovisual Law. The amount is predominantly composed of shares of other telecommunications companies located in the regions covered by the regional incentives.

Tax incentives: arise from investments in FINOR/FINAM and audiovisual funds, originated in the portions allocated to income tax due.

Other investments: are related to collected cultural assets.

26. PROPERTY, PLANT AND EQUIPMENT

PARENT COMPANY
Property, Plant and Equipment Nature	Annual depreciation rates		03/31/07		12/31/06
		Cost	Accumulated depreciation	Net Value	Net Value
Work in Progress	-	189,903	-	189,903	242,319
Public Switching Equipment	20%	5,016,682	(4,781,979)	234,703	275,725
Equipment and Transmission Means	17.1%(1)	10,925,855	(9,208,717)	1,717,138	1,874,547
Termination	20%	498,878	(464,446)	34,432	36,957
Data Communication Equipment	20%	1,921,660	(1,166,260)	755,400	793,328
Buildings	4.2%	916,432	(528,153)	388,279	395,809
Infrastructure	8.8%(1)	3,556,472	(2,316,044)	1,240,428	1,296,331
Assets for General Use	18.5%(1)	863,161	(640,316)	222,845	240,177
Land	-	82,799	-	82,799	79,737
Other Assets	-	66	-	66	66
Total		23,971,908	(19,105,915)	4,865,993	5,234,996

(1) Annual weighted average rate.

According to the STFC concession agreements, the Company’s assets that are indispensable to providing the service and qualified as “reversible assets” will be automatically reverted to ANATEL when the concession ends, and the Company will be entitled to indemnifications established in the legislation and in the respective agreements. The amount of reversible assets on the quarter closing date was R$21,296,043 for costs, with residual value of R$3,859,387.

CONSOLIDATED
Property, Plant and Equipment Nature	03/31/07				12/31/06(1)
	Annual Depreciation Rates	Cost	Accumulated Depreciation	Net Value	Net Value
Work in Progress	-	311,996	-	311,996	322,712
Public Switching Equipment	20%	5,151,823	(4,826,272)	325,551	371,709
Equipment and Transmission Means	17.3%(1)	12,181,787	(9,807,243)	2,374,544	2,662,419
Termination	20%	499,686	(464,953)	34,733	37,193
Data Communication Equipment	20%	1,993,567	(1,209,378)	784,189	824,318
Buildings	4.2%	948,811	(540,660)	408,151	412,638
Infrastructure	8.8%(1)	3,802,734	(2,396,109)	1,406,625	1,450,310
Assets for General Use	18.5%(1)	1,101,373	(746,633)	354,740	369,030
Land	-	84,830	-	84,830	84,830
Other Assets	-	66	-	66	66
Total		26,076,673	(19,991,248)	6,085,425	6,535,225

(1) Annual weighted average rate.

Rent Expenses

The Company and its subsidiaries rent properties, rights of way (posts and third-party land areas on roads), equipment and connection means, formalized through several contracts, which mature on different dates. Some of these contracts are intrinsically related to the provision of services and are long-term agreements. Total rent expenses, means and connections related to such contracts in the quarter amounted to R$98,994 (R$95,790 in 2006) and R$125,413 (R$119,560 in 2006) for the Consolidated.

Leasing

The Company has financial leasing agreements for information technology equipment. Recorded leasing expenses in the quarter amounted to R$6,491 (R$3,898 in 2006) and R$6,685 (R$4,012 in 2006) for the Consolidated.

Insurance

An insurance policy program is maintained for covering reversible assets, loss of profits and contract guarantees, as established in the Concession Contract with the government. Insurance expenses were R$1,645 (R$2,429 in 2006) and R$2,412 (R$3,116 in 2006) for the Consolidated.

The assets, responsibilities and interests covered by insurance are the following (unaudited by the independent auditors):

Type	Coverage	Amount Insured
		03/31/07	12/31/06
Operating risks	Buildings, machinery and equipment, facilities, call centers, towers, infrastructure and information technology equipment	12,698,975	12,046,261
Loss of profit	Fixed expenses and net income	8,669,400	9,015,211
Contract Guarantees	Compliance with contractual obligations	89,405	143,648
Civil Liability	Telephone service operations	12,000	12,000

There is also insurance coverage for the management civil liability, supported in the policy of Brasil Telecom Participações S.A., extensive to the Parent Company and the Company, and the total amount insured is equivalent to forty five million U.S. dollars (US$45,000,000.00) .

There is no insurance coverage for optional civil liability related to third party claims involving Company’s vehicles.

27. INTANGIBLE ASSETS

PARENTY COMPANY
	03/31/07		12/31/06
	Cost	Accumulated Amortization	Net Value	Net Value
Data Processing Systems	1,510,114	(931,479)	578,635	583,852
Trademarks and Patents	1,121	(746)	375	376
Other	129,212	(110,680)	18,532	15,006
Total	1,640,447	(1,042,905)	597,542	599,234

CONSOLIDATED
	30/31/07			12/31/06
	Cost	Accumulated Amortization	Net Value	Net Value
Data Processing Systems	1,941,123	(1,089,567)	851,556	861,168
Regulatory Licenses	325,368	(59,528)	265,840	272,022
Trademarks and Patents	1,380	(751)	629	1,101
Other	144,873	(112,470)	32,403	29,101
Total	2,412,744	(1,262,316)	1,150,428	1,163,392

28. DEFERRED CHARGES

PARENTY COMPANY
	03/31/07			12/31/06
	Cost	Accumulated Amortization	Net Value	Net Value
Installation and Reorganization Costs	52,448	(39,510)	12,938	14,871
Other	14,250	(10,086)	4,164	4,509
Total	66,698	(49,596)	17,102	19,380

CONSOLIDATED
	03/31/07			12/31/06
	Cost	Accumulated Amortization	Net Value	Net Value
Installation and Reorganization Costs	272,964	(155,135)	117,829	133,825
Goodwill derived from Merger	36,356	(36,356)	-	126
Other	14,260	(11,915)	2,345	4,517
Total	323,580	(203,406)	120,174	138,468

29. PAYROLL AND RELATED CHARGES

PARENT COMPANY	CONSOLIDATED
	03/31/07	12/31/06	03/31/07	12/31/06
Salaries and Compensation	80	-	1,003	4,402
Payroll Charges	53,090	52,358	63,158	61,064
Benefits	4,165	5,687	4,719	6,447
Other	6,668	6,098	7,361	6,648
Total	64,003	64,143	76,241	78,561

30. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

PARENT COMPANY	CONSOLIDATED
	03/31/07	12/31/06	03/31/07	12/31/06
Suppliers	1,047,928	1,119,856	1,272,558	1,481,367
Third-Party Consignments	105,457	90,634	121,132	104,165
Total	1,153,385	1,210,490	1,393,690	1,585,532
Current	1,145,735	1,203,820	1,385,998	1,578,823
Long-term	7,650	6,670	7,692	6,709

The amounts recorded under long-term are derived from liabilities to remunerate the third party network, the settlement of which depends on verification between the operators, such as the reconciliation of traffic.

31. INDIRECT TAXES

PARENT COMPANY	CONSOLIDATED
	03/31/07	12/31/06	03/31/07	12/31/06
ICMS, net of Judicial Deposits of Agreement 69/98	633,161	695,109	701,537	775,471
ICMS	841,117	912,425	909,688	993,009
Judicial Deposits referring to Agreement ICMS 69/98	(207,956)	(217,316)	(208,151)	(217,538)
Taxes On Operating Revenues (COFINS and PIS)	60,601	67,452	70,295	77,112
Other	37,952	37,487	55,725	54,451
Total	731,714	800,048	827,557	907,034
Current	714,156	747,268	807,189	851,234
Long-term	17,558	52,780	20,368	55,800

The balance referring to ICMS comprises amounts resulting from the Agreement no. 69/98, which has been questioned in Court, and court deposits have been monthly made. It also includes the ICMS deferral, based on incentives by the government of the State of Paraná.

32. TAXES ON INCOME

PARENT COMPANY	CONSOLIDATED
	03/31/07	12/31/06	03/31/07	12/31/06
Corporate Income Tax
Payables Due	93,452	43,601	102,170	60,189
Law no. 8,200/91 - Special Monetary Restatement	5,967	6,171	5,967	6,171
Subtotal	99,419	49,772	108,137	66,360
Social Contribution on Income
Payables Due	26,812	14,400	28,286	18,654
Law no. 8,200/91 - Special Monetary Restatement	2,148	2,222	2,148	2,222
Subtotal	28,960	16,622	30,434	20,876
Total	128,379	66,394	138,571	87,236
Current	81,139	16,725	90,817	37,050
Long-term	47,240	49,669	47,754	50,186

33. DIVIDENDS/INTEREST ON SHAREHOLDERS’ EQUITY AND PROFIT SHARING

PARENT COMPANY	CONSOLIDATED
	03/31/07	12/31/06	03/31/07	12/31/06
Controlling Shareholders	381,249	241,145	381,249	241,145
Dividends/Interest on Shareholders’ Equity	441,182	276,354	441,182	276,354
Withholding Income Tax on Interest on Shareholders’ Equity	(59,933)	(35,209)	(59,933)	(35,209)
Minority Interest	246,234	171,730	246,234	171,730
Dividends/Interest on Shareholders’ Equity	221,361	134,418	221,361	134,418
Withholding Income Tax on Interest on Shareholders’ Equity	(29,152)	(17,126)	(29,152)	(17,126)
Unclaimed Dividends of Previous Years	54,025	54,438	54,025	54,438
Total Shareholders	627,483	412,875	627,483	412,875
Employees and Management Profit Sharing	16,721	68,530	19,936	76,334
TOTAL	644,204	481,405	647,419	489,209

34. LOANS AND FINANCING (Including Debentures)

PARENT COMPANY	CONSOLIDATED
	03/31/07	12/31/06	03/31/07	12/31/06
Loans	-	-	-	3,457
Financing	4,831,400	5,109,971	4,850,667	5,129,237
Accrued Interest and Other on Financing	216,902	242,065	217,017	242,496
Total	5,048,302	5,352,036	5,067,684	5,375,190
Current	1,458,931	1,105,677	1,459,045	1,109,564
Long-term	3,589,371	4,246,359	3,608,639	4,265,626

Financing

PARENT COMPANY	CONSOLIDATED
	03/31/07	12/31/06	03/31/07	12/31/06
BNDES	2,237,510	2,448,583	2,237,510	2,448,583
Domestic Currency	2,058,797	2,240,615	2,058,797	2,240,615
Basket of Currencies, including dollar	178,713	207,968	178,713	207,968
Financial Institutions	1,168,795	1,275,337	1,188,177	1,295,034
Domestic Currency	40,732	42,276	60,114	61,973
Foreign Currency	1,128,063	1,233,061	1,128,063	1,233,061
Public Debentures	1,640,179	1,625,939	1,640,179	1,625,939
Suppliers – foreign currency	1,818	2,177	1,818	2,177
Total	5,048,302	5,352,036	5,067,684	5,371,733
Current	1,458,931	1,105,677	1,459,045	1,106,107
Long-term	3,589,371	4,246,359	3,608,639	4,265,626

Financing denominated in domestic currency: bear (i) fixed interest rates from 2.4% p.a. to 11.5% p.a., resulting in a weighted average rate of 9.11% p.a.; and (ii) variable interest based on TJLP (Long-term interest rate) plus 2.3% to 6.5% p.a., UMBNDES (unit of the National Social and Economic Development Bank) plus 5.85% p.a. to 6.5% p.a., 104% of CDI, CDI plus 1.0%, resulting, these variable interest, in a weighted average rate of 12.23% p.a.

Financing denominated in foreign currency: bear (i) fixed interest rates of 1.75% to 9.38% p.a., resulting in a weighted average rate of 9.34% p.a.; and (ii) variable interest rates of LIBOR plus 0.5% p.a., 1.92% p.a. over the YEN LIBOR, resulting in a weighted average rate of 2.99% p.a. The LIBOR and YEN LIBOR rates on 03/31/2007, semiannual payments were 5.4% p.a. and 0.73375% p.a., respectively.

Public Debentures:

Third Public Issue: 50,000 debentures non-convertible into shares without renegotiation clause, with a unit face value of R$10, totaling R$500,000, issued on July 5, 2004. The maturity period is five years, maturing on July 5, 2009. Yield corresponds to an interest rate of 100% of the CDI plus 1% p.a., payable half-yearly.

On March 28, 2007, the Company announced in a notice to debenture holders the exercise of its optional early redemption option of all outstanding debentures, as set forth in the debenture deed. The payment of the principal balance and interests took place on April 17, 2007, in the amount of R$518,221. The fact is informed in Note 41 to the subsequent events.

Forth Public Issue: 108,000 debentures not convertible into shares without renegotiation clause, for the unit face value of R$10, amounting to R$1,080,000 on July 1, 2006. The payment term is seven years, with issue date as of June 1, 2006 and maturity on June 1, 2013. The remuneration corresponds to the interest rate of 104.0% of CDI and its payment periodicity is semiannual. Amortization, which shall indistinctly consider all debentures, will occur annually as from June 1, 2011, in three installments of 33.3%, 33.3% and 33.4% of the unit face value, respectively.

On March 31, 2007 there were no own issuance debentures acquired.

Repayment Schedule

The long-term debt is scheduled to be paid in the following fiscal years:

PARENT COMPANY	CONSOLIDATED
	03/31/07	12/31/06	03/31/07	12/31/06
2008	289,852	437,569	289,852	437,569
2009	529,891	1,026,792	529,891	1,026,792
2010	591,439	588,426	591,439	588,426
2011	653,594	651,880	653,594	651,880
2012	520,624	520,459	520,624	520,459
2013	521,323	521,142	521,323	521,142
2014 onwards	482,648	500,091	501,916	519,358
Total	3,589,371	4,246,359	3,608,639	4,265,626

Currency/index debt composition

PARENT COMPANY	CONSOLIDATED
Restated by	03/31/07	12/31/06	03/31/07	12/31/06
TJLP (Long-Term Interest Rate)	2,058,797	2,240,615	2,058,797	2,240,615
CDI	1,640,179	1,625,939	1,640,179	1,625,939
US Dollars	450,421	484,935	450,421	488,391
Yens	301,104	351,786	301,104	351,786
Hedge of the Debt in Yens	378,356	398,518	378,356	398,518
UMBNDES – BNDES Basket of Currencies	161,415	185,881	161,415	185,881
Hedge of the Debt in UMBNDES	17,298	22,087	17,298	22,087
IGP-DI	5,720	5,803	25,102	25,501
Other	35,012	36,472	35,012	36,472
Total	5,048,302	5,352,036	5,067,684	5,375,190

Guarantees

Loans and financing contracted are guaranteed by collateral of pledge of credit rights derived from the provision of telephony services and the Parent Company’s surety.

The Company has hedge contracts on 42.6% of its U.S. dollar-denominated and yen loans and financing with third parties and 12.5% of the debt in UMBNDES (basket of currencies) with the BNDES, to protect against significant fluctuations in the quotations of these debts restatement factors. On 3/31/07, taking into account the hedge operations and foreign currency investments, the Company had an effective exposure of 7.8% (9.7% on 12/31/06). The gains and losses on these contracts are recognized on the accrual basis.

Public debentures have personal guarantee, through surety granted by Brasil Telecom Participações S.A. According to the deed of issue, the Parent Company, in the capacity as intervening guarantor undertakes before the debenture holders as primary obligor and guarantor, to be jointly liable for all obligations assumed by the Company related to such debentures.

35. LICENSES AND CONCESSIONS TO EXPLOIT SERVICES

PARENT COMPANY	CONSOLIDATED
	03/31/07	12/31/06	03/31/07	12/31/06
Personal Mobile Service	-	-	284,128	275,985
Concession of STFC	84,203	67,363	84,203	67,363
Other Licenses	-	-	12,395	12,033
Total	84,203	67,363	380,726	355,381
Current	84,203	67,363	154,658	135,848
Long-term	-	-	226,068	219,533

The licenses for Personal Mobile Services (SMP) are represented by the terms signed, in 2002 and 2004, by the subsidiary 14 Brasil Telecom Celular S.A. with ANATEL, to offer SMP Services for the next fifteen years in the same area of operation where the Company has a concession for fixed telephony. Out of the contracted value, 10% was paid at the time of signing the contract, and the remaining balance was fully recognized in the subsidiary’s liabilities to be amortized in equal, consecutive annual installments, with maturities foreseen for the years 2007 to 2010 (balance of four installments), and 2007 to 2012 (balance of six installments), depending on the fiscal year when the agreements were executed. The remaining balance is adjusted by the variation of IGP-DI, plus 1% per month.

The concession of STFC refers to the provision established according to the accrual basis, taking as basis the application of 1% on the net revenue of taxes. According to the current concession agreement, the payment in favor of ANATEL will have a maturity every two years, defined for April of the odd years and will be equivalent to 2% of the net revenue estimated in the immediately previous year. The first payment is estimated for April 2007.

The amount of other licenses pertains to BrT Multimídia an refers to the authorization granted to the use of radiofrequency blocks associated with the exploitation of multimedia communication services. Initially, such granting was obtained from ANATEL by VANT and on April 2006 the transfer registration to BrTMultimídia took place, which assumed the outstanding balance, with a variation of the IGP-M, plus 1% a month. The settlement of the balance of such obligation will be paid in five equal, consecutive and annual installments, counted as from May 2007.

36. PROVISIONS FOR PENSION PLANS

They refer to the recognition of the actuarial deficit of the pension plans of defined benefit managed by FBrTPREV and the pension plan managed by Fundação 14 appraised by independent actuaries in accordance with CVM Resolution 371/00. Such sponsored plans are detailed in Note 6.

PARENT COMPANY AND CONSOLIDATED
	03/31/07	12/31/06
FBrTPREV – BrTPREV, Alternativo and Fundador Plans	650,919	648,567
Fundação 14 – PAMEC Plan	699	646
Total	651,618	649,213
Current	45,590	43,238
Long-term	606,028	605,975

37. ADVANCES FROM CUSTOMERS

PARENT COMPANY	CONSOLIDATED
	03/31/07	12/31/06	03/31/07	12/31/06
Telecommunication Means Assignment	4,958	5,119	90,189	92,630
Prepaid Services	-	-	51,016	28,969
Other Advances from Customers	1,032	1,581	1,226	1,709
Total	5,990	6,700	142,431	123,308
Current	1,794	2,320	72,080	52,643
Long-Term	4,196	4,380	70,351	70,665

The long-term balance refers to the assignment agreements of telecommunications means, for which the customers made advances aimed at obtaining benefits for a more extensive period, with realization to occur in the following years:

PARENT COMPANY	CONSOLIDATED
	03/31/07	12/31/06	03/31/07	12/31/06
2008	531	716	6,263	7,063
2009	716	716	7,092	6,976
2010	716	716	6,942	6,826
2011	716	716	6,890	6,774
2012	716	716	6,890	6,774
2013	716	708	6,890	6,766
2014	85	92	6,259	6,766
2015 onwards	-	-	23,125	22,720
TOTAL	4,196	4,380	70,351	70,665

38. OTHER LIABILITIES

PARENT COMPANY	CONSOLIDATED
	03/31/07	12/31/06	03/31/07	12/31/06
Self-Financing Funds - Rio Grande do Sul Branch	24,143	24,143	24,143	24,143
Bank Credits and Repeater Receivables under Processing	11,580	10,663	13,000	12,226
Liabilities from Acquisition of Tax Credits	11,061	15,086	11,061	15,086
Liabilities with Other Telecommunications Companies	4,178	15,271	1,616	1,616
CPMF - Suspended Collection	2,321	2,286	2,321	2,286
Other Taxes	1,979	1,915	6,221	4,835
Self-Financing Installment Reimbursement - PCT	648	737	648	737
Other	7,332	4,044	12,773	8,997
Total	63,242	74,145	71,783	69,926
Current	59,945	71,296	63,872	64,643
Long-term	3,297	2,849	7,911	5,283

Self-financing funds - Rio Grande do Sul branch

They correspond to the credits of capital participation, paid by engaged subscribers, for acquisition of the right of use of switched fixed telephone service, still under the elapsed self-financing modality. It happened that, as the shareholders of the Company had fully subscribed the capital increase made to repay in shares the credits for capital participation, there were no unsold shares to be delivered to the engaged subscribers. Part of these engaged subscribers, who did not accept the Company’s Public Offering for return of the referred credits in cash, as established in article 171, paragraph 2, of Law no. 6,404/76, are awaiting resolution of the ongoing lawsuit, filed by the Public Prosecution Service and Other, aiming at reimbursement in shares.

39. FUNDS FOR CAPITALIZATION

The expansion plans (self-financing) were the means by which the telecommunications companies financed part of the network investments. With the issue of Administrative Rule no 261/97 by the Ministry of Communications, this mechanism for raising funds was eliminated, and the existing amount of R$7,974 (R$7,974 on 12/31/06) is derived from plans sold prior to the issue of the Administrative Rule, the corresponding assets to which are already incorporated in the Company’s fixed assets through the Community Telephony Plant – PCT. For reimbursement in shares, it is necessary to await the judicial ruling on the suits brought by the interested parties.

40. INFORMATION PER BUSINESS SEGMENT – CONSOLIDATED

Information per segments is presented in relation to the Company and its subsidiaries’ business, which was identified based on their performance and management structure, as well as the internal management information.

The operations carried out among the business segments presented were based on conditions equivalent to the market.

The income by segment, as well as the equity items presented, takes into consideration the items directly attributable to the segment, also taking into account those which can be allocated on reasonable basis.

	03/31/07
	Fixed Telephony and Data Communication	Mobile Telephony	Internet	Elimination among Segments	Consolidated
Gross Operating Revenue	3,456,227	541,285	95,873	(196,311)	3,897,074
Deductions from Gross Revenue	(1,037,520)	(156,323)	(14,090)	1,716	(1,206,217)
Net Operating Revenue	2,418,707	384,962	81,783	(194,595)	2,690,857
Cost of Services Rendered and Goods Sold	(1,418,105)	(352,058)	(13,769)	171,667	(1,612,265)
Gross Income	1,000,602	32,904	68,014	(22,928)	1,078,592

Operating Expenses, Net	(583,905)	(123,055)	(87,737)	23,033	(771,664)
Sale of Services	(235,799)	(104,016)	(59,872)	31,063	(368,624)
General and Administrative Expenses	(276,943)	(29,426)	(15,374)	5,870	(315,873)
Other Operating Revenue (Expenses)	(71,163)	10,387	(12,491)	(13,900)	(87,167)

Operating Income (Loss) Before Financial Revenues (Expenses)	416,697	(90,151)	(19,723)	105	306,928

Trade Accounts Receivable	2,017,142	163,641	73,513	(96,573)	2,157,723
Inventories	4,698	44,385	-	-	49,083
Fixed and Intangible Assets, Net	5,747,655	1,392,322	95,876	-	7,235,853

	03/31/06
	Fixed Telephony and Data Communication	Mobile Telephony	Internet	Elimination among Segments	Consolidated
Gross Operating Revenue	3,404,058	329,456	90,647	(169,274)	3,654,887
Deductions from Gross Revenue	(1,060,866)	(106,860)	(10,857)	593	(1,177,990)
Net Operating Revenue	2,343,192	222,596	79,790	(168,681)	2,476,897
Cost of Services Rendered and Goods Sold	(1,459,615)	(214,057)	(48,002)	152,413	(1,569,261)
Gross Income	883,577	8,539	31,788	(16,268)	907,636

Operating Expenses, Net	(606,781)	(125,602)	(30,942)	16,306	(747,019)
Sale of Services	(286,100)	(96,944)	(21,094)	29,722	(374,416)
General and Administrative Expenses	(272,395)	(33,753)	(16,265)	4,441	(317,972)
Other Operating Revenue (Expenses)	(48,286)	5,095	6,417	(17,857)	(54,631)

Operating Income (Loss) Before Financial Revenues (Expenses)	276,796	(117,063)	846	38	160,617

	12/31/06
	Fixed Telephony and Data Communication	Mobile Telephony	Internet	Elimination among Segments	Consolidated
Trade Accounts Receivable	1,966,744	196,266	69,383	(104,739)	2,127,654
Inventories	5,674	58,490	-	-	64,164
Fixed Assets, Net	6,129,360	1,472,858	96,399	-	7,698,617

41. SUBSEQUENT EVENTS

Debentures Redemption – 3rd Public Issuance

Regarding the 3rd Public Debentures Issuance of the Company was announced in a notice to debenture holders and to the market on 3/28/2007 the exercise of the Company’s optional early redemption option of all its outstanding debentures. On April 17, 2007 the amount corresponding to R$518,221 was paid, comprising the principal and interests. The amount of R$2,872 was also paid to debenture holders, the equivalent to zero point seventy-five percent (0.75%) of premium over the redemption amount, proportional to the remaining term between the redemption date and the date of maturity of the debentures.

Grouping of Shares

On April 10, 2007, at the Extraordinary General Meeting, was approved the grouping of the shares representing the Company’s capital stock, and on the same date the Company issued a notice to the shareholders. The main details regarding the grouping of shares are as follows:

(i)
The shares will be grouped at the ratio of one thousand (1,000) share per one (1) share, and the capital stock will be represented by 249,597,049 common shares and 311,353,240 preferred shares, totaling 560,950,289 shares issued, and of which total amount 13,678,100 preferred shares will be kept in treasury;

(ii)	The grouping of shares aims to: (1) adjust the unit quotation value of shares at a more adequate level in the market point of view; (2) reduce the Company and its shareholders’ operating costs;

and (3) increase the efficiency of the systems of recording, control and disclosure of information to shareholders;

(iii)
The shareholders will have the period from April 11, 2007 and May, 11, 2007, at their exclusive and own discretion, to adjust their shareholding positions in multiple amounts of one thousand (1,000) shares per type, by means of trading at BOVESPA or over-the-counter market;

(iv)	As of May 14, 2007, the shares representing the Company’s capital stock will be traded in a grouped manner and will have a unitary quotation value; and

(v)
After May 14, 2007, the occasional fractions of shares will be separated, grouped in whole numbers and sold in bid to be held at BOVESPA. The amounts arising from this sale, following the final payment, will be made available to the respective shareholder; and

(vi)	The holders of ADR – American Deposit Receipts, representing preferred shares issued by the Company, will have their securities representing three (3) shares per ADR.

MTH merger

At the Extraordinary General Meeting held on April 10, 2005, was approved the merger of MTH Ventures do Brasil Ltda., a wholly-owned company at the end of the quarter. For further detail on the merged company, including the amount representing the merger report, refer to Note 1.d.

-.-.-.-.-.-.-.-.-.-

01131-2	BRASIL TELECOM S.A.	76.535.764/0001-43

05.01 – COMMENTS ON THE COMPANY’S PERFORMANCE IN THE QUARTER

See Comments on the Consolidated Performance

06.01 - CONSOLIDATED BALANCE SHEET - ASSETS (IN THOUSANDS OF REAIS)

1 - CODE	2 - DESCRIPTION	3 - 03/31/2007	4 - 12/31/2006
1	TOTAL ASSETS	15,665,878	15,997,784
1.01	CURRENT ASSETS	6,071,078	6,014,809
1.01.01	CASH AND CASH EQUIVALENTS	2,478,607	2,541,608
1.01.01.01	CASH AND BANK ACCOUNTS	49,805	127,160
1.01.01.02	HIGH LIQUID INVESTMENTS	2,428,802	2,414,448
1.01.02	CREDITS	2,157,723	2,127,654
1.01.02.01	CLIENTS	2,157,723	2,127,654
1.01.02.02	SUNDRY CREDITS	0	0
1.01.03	INVENTORIES	49,083	64,164
1.01.04	OTHER	1,385,665	1,281,383
1.01.04.01	LOANS AND FINANCING	7,627	5,557
1.01.04.02	DEFERRED AND RECOVERABLE TAXES	1,014,503	901,173
1.01.04.03	JUDICIAL DEPOSITS	140,979	119,058
1.01.04.04	CONTRACTUAL RETENTIONS	0	0
1.01.04.05	TEMPORARY INVESTMENTS	0	89,424
1.01.04.06	OTHER ASSETS	222,556	166,171
1.02	NON-CURRENT ASSETS	9,594,800	9,982,975
1.02.01	LONG-TERM ASSETS	1,952,003	1,842,523
1.02.01.01	SUNDRY CREDITS	0	0
1.02.01.02	CREDITS WITH RELATED PARTIES	0	0
1.02.01.02.01	FROM ASSOCIATED COMPANIES	0	0
1.02.01.02.02	FROM SUBSIDIARIES	0	0
1.02.01.02.03	FROM OTHER RELATED PARTIES	0	0
1.02.01.03	OTHER	1,952,003	1,842,523
1.02.01.03.01	LOANS AND FINANCING	805	2,852
1.02.01.03.02	DEFERRED AND RECOVERABLE TAXES	1,383,821	1,369,507
1.02.01.03.03	INCOME SECURITIES	3,399	3,280
1.02.01.03.04	JUDICIAL DEPOSITS	522,780	424,641
1.02.01.03.05	INVENTORIES	0	0
1.02.01.03.06	OTHER ASSETS	41,198	42,243
1.02.02	PERMANENT ASSETS	7,642,797	8,140,452
1.02.02.01	INVESTMENTS	286,770	303,367
1.02.02.01.01	ASSOCIATED COMPANIES	4	4
1.02.02.01.02	ASSOCIATED COMPANIES - GOODWILL	0	0
1.02.02.01.03	SUBSIDIARIES	0	0
1.02.02.01.04	SUBSIDIARIES - GOODWILL	222,359	241,695
1.02.02.01.05	OTHER INVESTMENTS	64,407	61,668
1.02.02.02	PROPERTY, PLANT AND EQUIPMENT	6,085,425	6,535,225
1.02.02.03	INTANGIBLE ASSETS	1,150,428	1,163,392
1.02.02.04	DEFERRED CHARGES	120,174	138,468

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES (IN THOUSANDS OF REAIS)

1 - CODE	2 - DESCRIPTION	3 - 03/31/2007	4 - 12/31/2006
2	TOTAL LIABILITIES	15,665,878	15,997,784
2.01	CURRENT LIABILITIES	4,978,013	4,616,403
2.01.01	LOANS AND FINANCING	898,866	1,063,625
2.01.02	DEBENTURES	560,179	45,939
2.01.03	SUPPLIERS	1,264,866	1,474,658
2.01.04	TAXES, DUTIES AND CONTRIBUTIONS	898,006	888,284
2.01.04.01	INDIRECT TAXES	807,189	851,234
2.01.04.02	TAXES ON INCOME	90,817	37,050
2.01.05	DIVIDENDS PAYABLE	627,483	412,875
2.01.06	PROVISIONS	220,694	218,828
2.01.06.01	PROVISIONS FOR CONTINGENCIES	175,104	175,590
2.01.06.02	PROVISIONS FOR PENSION PLAN	45,590	43,238
2.01.07	DEBTS WITH RELATED PARTIES	0	0
2.01.08	OTHER	507,919	512,194
2.01.08.01	PAYROLL AND SOCIAL CHARGES	76,241	78,561
2.01.08.02	CONSIGNMENTS IN FAVOR OF THIRD PARTIES	121,132	104,165
2.01.08.03	EMPLOYEE PROFIT SHARING	19,936	76,334
2.01.08.04	LICENSE FOR OPERATING TELECOMS SERVICES	154,658	135,848
2.01.08.05	ADVANCES FROM CUSTOMERS	72,080	52,643
2.01.08.06	OTHER LIABILITIES	63,872	64,643
2.02	NON-CURRENT LIABILITIES	5,179,194	5,840,690
2.02.01	LONG-TERM LIABILITIES	5,179,194	5,840,690
2.02.01.01	LOANS AND FINANCING	2,528,639	2,685,626
2.02.01.02	DEBENTURES	1,080,000	1,580,000
2.02.01.03	PROVISIONS	1,182,437	1,158,914
2.02.01.03.01	PROVISION FOR CONTINGENCIES	576,409	552,939
2.02.01.03.02	PROVISION FOR PENSION PLAN	606,028	605,975
2.02.01.04	RELATED PARTY DEBTS	0	0
2.02.01.05	ADVANCE FOR FUTURE CAPITAL INCREASE	0	0
2.02.01.06	OTHER	388,118	416,150
2.02.01.06.01	SUPPLIERS	7,692	6,709
2.02.01.06.02	INDIRECT TAXES	20,368	55,800
2.02.01.06.03	TAXES ON INCOME	47,754	50,186
2.02.01.06.04	LICENSE FOR OPERATING TELECOMS SERVICES	226,068	219,533
2.02.01.06.05	ADVANCES FROM CUSTOMERS	70,351	70,665
2.02.01.06.06	OTHER LIABILITIES	7,911	5,283
2.02.01.06.07	FUNDS FOR CAPITALIZATION	7,974	7,974
2.02.02	DEFERRED INCOME	0	0
2.03	MINORITY INTEREST	11,364	12,390
2.04	SHAREHOLDERS’ EQUITY	5,497,307	5,528,301
2.04.01	PAID-UP CAPITAL	3,470,758	3,470,758

1 - CODE	2 - DESCRIPTION	3 - 03/31/2007	4 - 12/31/2006
2.04.02	CAPITAL RESERVES	1,327,927	1,327,927
2.04.02.01	GOODWILL ON SHARE SUBSCRIPTION	358,862	358,862
2.04.02.02	DONATIONS AND FISCAL INCENTIVES FOR INVESTMENTS	123,558	123,558
2.04.02.03	INTEREST ON WORKS IN PROGRESS	745,756	745,756
2.04.02.04	SPECIAL MONETARY CORRECTION-LAW 8200/91	31,287	31,287
2.04.02.05	OTHER CAPITAL RESERVES	68,464	68,464
2.04.03	REVALUATION RESERVES	0	0
2.04.03. 01	COMPANY ASSETS	0	0
2.04.03. 02	SUBSIDIARIES/ASSOCIATED COMPANIES	0	0
2.04.04	PROFIT RESERVES	309,291	309,291
2.04.04.01	LEGAL	309,291	309,291
2.04.04.02	STATUTORY	0	0
2.04.04.03	CONTINGENCIES	0	0
2.04.04.04	REALIZABLE PROFITS RESERVES	0	0
2.04.04.05	PROFIT RETENTION	0	0
2.04.04.06	SPECIAL RESERVE FOR UNDISTRIBUTED DIVIDENDS	0	0
2.04.04.07	OTHER PROFIT RESERVES	0	0
2.04.05	RETAINED EARNINGS/ACCUMULATED DEFICIT	389,331	420,325
2.04.06	ADVANCE FOR FUTURE CAPITAL INCREASE	0	0

07.01 - CONSOLIDATED STATEMENT OF INCOME (IN THOUSANDS OF REAIS)

-1 - CODE	2 - DESCRIPTION	3 - 01/01/2007 TO 03/31/2007	4 - 01/01/2007 TO 03/31/2007	5 - 01/01/2006 TO 03/31/2006	6 - 01/01/2006 TO 03/31/2006
3.01	GROSS REVENUE FROM SALES AND/OR SERVICES	3,897,074	3,897,074	3,654,887	3,654,887
3.02	DEDUCTIONS FROM GROSS REVENUE	(1,206,217)	(1,206,217)	(1,177,990)	(1,177,990)
3.03	NET REVENUE FROM SALES AND/OR SERVICES	2,690,857	2,690,857	2,476,897	2,476,897
3.04	COST OF GOODS AND/OR SERVICES SOLD	(1,612,265)	(1,612,265)	(1,569,261)	(1,569,261)
3.05	GROSS PROFIT	1,078,592	1,078,592	907,636	907,636
3.06	OPERATING EXPENSES/REVENUES	(1,116,533)	(1,116,533)	(873,434)	(873,434)
3.06.01	SELLING EXPENSES	(368,624)	(368,624)	(374,416)	(374,416)
3.06.02	GENERAL AND ADMINISTRATIVE EXPENSES	(315,873)	(315,873)	(317,972)	(317,972)
3.06.03	FINANCIAL	(344,869)	(344,869)	(126,415)	(126,415)
3.06.03.01	FINANCIAL INCOME	107,401	107,401	71,407	71,407
3.06.03.02	FINANCIAL EXPENSES	(452,270)	(452,270)	(197,822)	(197,822)
3.06.04	OTHER OPERATING INCOME	113,773	113,773	81,586	81,586
3.06.05	OTHER OPERATING EXPENSES	(200,940)	(200,940)	(136,217)	(136,217)
3.06.06	EQUITY INCOME	0	0	0	0
3.07	OPERATING INCOME	(37,941)	(37,941)	34,202	34,202
3.08	NON-OPERATING INCOME	3,410	3,410	(2,669)	(2,669)
3.08.01	REVENUES	23,290	23,290	6,786	6,786
3.08.02	EXPENSES	(19,880)	(19,880)	(9,455)	(9,455)
3.09	INCOME (LOSS) BEFORE TAXES AND MINORITY INTEREST	(34,531)	(34,531)	31,533	31,533
3.10	PROVISION FOR INCOME TAX AND SOCIAL CONTRIBUTION	2,955	2,955	(25,610)	(25,610)
3.11	DEFERRED INCOME TAX	0	0	0	0
3.12	STATUTORY INTEREST/CONTRIBUTIONS	0	0	0	0
3.12.01	INTEREST	0	0	0	0

1 - CODE	2 – DESCRIPTION	3 - 01/01/2007 TO 03/31/2007	4 - 01/01/2007 TO 03/31/2007	5 - 01/01/2006 TO 03/31/2006	6 - 01/01/2006 TO 03/31/2006
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSAL OF INTEREST ON SHAREHOLDERS’ EQUITY	245,000	245,000	0	0
3.14	MINORITY INTEREST	582	582	(907)	(907)
3.15	INCOME (LOSS) FOR THE PERIOD	214,006	214,006	5,016	5,016
	NUMBER OF OUTSTANDING SHARES, EX-TREASURY (THOUSAND)	547,272,191	547,272,191	541,620,181	541,620,181
	EARNINGS PER SHARE (REAIS)	0.00039	0.00039	0.00001	0.00001
	LOSS PER SHARE (REAIS)

01131-2	BRASIL TELECOM S.A.	76.535.764/0001-43

08.01 - COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

PERFORMANCE REPORT – 1st QUARTER 2007

The performance report presents the consolidated figures of Brasil Telecom S.A. and its subsidiaries, as mentioned in Note 1 of this Quarterly Information.

OPERATING PERFORMANCE (not reviewed by independent auditors)

Fixed Telephony

Plant

Operating Data	1Q07	4Q06	1Q07/4Q06
			(%)

Lines Installed (thousand)	10,389	10,423	-0.3
Additional Lines Installed (thousand)	(35)	(372)	-90.7

Lines in Service – LES (thousand)	8,278	8,418	-1.7
- Residential	5,560	5,556	0.1
- Non-residential	1,249	1,282	-2.6
- Public Telephones – TUP	275	278	-0.9
- Hybrid Terminals	562	633	-11.3
- Other (includes PABX)	632	668	-5.4
Additional Lines in Service (thousand)	(140)	(206)	-32.1

Average Lines in Service – LMES (thousand)	8,348	8,520	-2.0

LES/100 Inhabitants	19	19	-2.9
TUP/1,000 Inhabitants	6	6	-2.1
TUP/100 Lines Installed	3	3	-0.5

Utilization Rate	79.7%	80.8%	-1.1 p.p.

Digitalization Rate	100.0%	100.0%	-0.0 p.p.

Fixed Plant	At the end of 1Q07, Brasil Telecom’s plant comprised 10.4 million lines installed, 8.3 million of which were in service. Utilization rate was of 79.7%, a 1.1 p.p. drop as compared to last quarter. Year-on-year, the utilization rate posted an 8.6 p.p. reduction due to the adoption of more rigid measures in the Company’s collection and billing policy as of 3Q06. At the end of 1Q07, Brasil Telecom had 8,037.0 thousand active lines and 241.1 thousand blocked lines.

Traffic

Operating Data	1Q07	4Q06	1Q07/4Q06
			(%)

Exceeding Pulses (million)	1,917	2,114	-9.3

VC-1 (million minutes)	692	729	-5.0

Minutes Long Distance (million)	1,438	1,432	0.4

Long Distance	1,128	1,154	-2.2

VC-2	168	161	4.5

VC-3	142	117	21.2

Exceeding Local Pulses	In 1Q07, Brasil Telecom reached 1.9 billion exceeding pulses, representing a 9.30% reduction compared to 4Q06. Several factors have contributed to this performance, such as: the usual seasonality of the period, the increase in the plant of ADSL accesses and the migration from fixed to mobile terminals.

Long-Distance Traffic	Long-distance traffic in 1Q07 decreased 0.4% compared to 4Q06 and totaled 1.4 billion minutes. This increase is explained by the higher participation of VC-2 and VC-3 minutes, due to the restructuring of its product lines and strategic partnerships.

LD Market Share	In 1Q07, Brasil Telecom maintained its leadership position and posted an average market share of 86.2% in the intra-regional segment, 0.4 p.p. higher than the 85% recorded in 4Q06. In the intra-sectorial segment, Brasil Telecom reached a 90.6% market share. Brasil Telecom closed the 1Q07 with 63.7% market share in the inter-regional segment and a 36.5% share in the international segment (quarterly average). In the inter-regional and international segments, Brasil Telecom increased its share by 2.4 p.p. and 1.6 p.p., respectively, of the market share in 12 months.

Mobile Telephony

Operating Data	1Q07	4Q06	1Q07/4Q06
			(%)

Customers (thousand)	3,638	3,377	7.7
Postpaid	967	994	-2.7
Prepaid	2,671	2,383	12.1
Net Additions (thousand)	261	326	-19.8
Postpaid	(27)	47	-157.8
Prepaid	288	279	3.2
Gross Additions (thousand)	447	556	-19.5
Postpaid	65	103	-37.1
Prepaid	382	453	-15.5
Cancellations (thousand)	186	230	-19.0
Postpaid	92	57	61.6
Prepaid	94	173	-45.7
Annual Churn	21.2%	28.6%	(7.4) p.p.
Postpaid	37.5%	23.4%	14.1 p.p.
Prepaid	14.9%	30.9%	(16.0) p.p.
Customer Acquisition Cost (SAC – R$)	98	123	-20.6
Market Share	12.9%	12.1%	0.8 p.p.
Assisted Locations	830	819	1.3
% Population Coverage	87%	87%	0.0 p.p.
Radio Base Stations (ERBs)	2,417	2,406	0.5
Commutation and Control Centers (CCCs)	10	10	-
Employees	611	636	-3.9

Mobile Accesses
BrT Móvel reached 3,638.1 thousand mobile accesses in service, representing a net addition of 261.3 thousand accesses in 1Q07. At the end of 1Q07, BrT Móvel’s customer portfolio was 7.7% higher than that of 4Q06 and 47.8% higher versus 1Q06.

Customer Base Mix
At the end of March, 2007, the mobile plant comprised 967.0 thousand postpaid plan subscribers (26.6% of BrT Móvel client base). The 26.9 thousand postpaid access reduction as compared to 4Q06 is explained by the increase in churn rate in this type of service. 91.8 thousand disconnections were made in 1Q07, out of which 24.4 thousand access were removed from the base due to delinquency and approximately 65% of the remaining 67.4 thousand were client disconnections from the Control Plan (hybrid plan)who joined the plant in 4Q05 and whose fidelity contracts expired at the end of 2006. A portion of these clients that canceled their access migrated to the Prepaid Plan, what is seen in 1Q07 net additions to prepaid. The 7.4 p.p. annual churn rate in 1Q07 quarter-on-quarter can be explained by the churn rate in the prepaid terminals, mainly due to the migration from postpaid to prepaid plans, partially offset by the postpaid disconnections.

Antel has recently started to disclose total postpaid and prepaid access by state. According to these figures, BrT Móvel market share in Region II, for postpaid accesses, is 17.6% in February, above the total access market share (12.5%). This is a result from Brasil Telecom’s strategy focused on profitable customers.

Coverage	During 1Q07, BrT Móvel increased its coverage area to 830 locations, reaching 87% of the population in the Region II.

Market Share
By the end of 1Q07, BrT Móvel’s market share in Region II was 12.9%, 0.8 p.p. above 4Q06 and 3.5 p.p. above 1Q06. BrT Móvel already ranks third in terms of market share in area 7 of the plano de outorgas (Goiás, Tocantins, Mato Grosso, Acre and Rondônia) and the Federal District.

DATA

Broadband

Operating Data	1Q07	4Q06	1Q07/4Q06
			(%)

ADSL Accesses (thousands)	1,384	1,318	5.0
Net Additions (Thousands)	66	65	1
ADSL Penetration (%)	16.7%	15.7%	1.1 p.p.

ADSL Accesses
During 1Q07, Brasil Telecom added 65.8 thousand ADSL accesses to its plant, amounting to 1,383.5 thousand accesses in service by the end of March 2007, an 5.0% and 27.6% increase compared to 4Q06 and 1Q06, respectively.

The ADSL (ADSL/LES) penetration in 1Q07 reached 16.7%, compared to 15.7% in 4Q06 and 11.4% in 1Q06.

Internet Providers

BrTurbo, iG and iBest
Internet Group, Brasil Telecom’s internet unit, a leading company in providing dialup access to the internet in the Brazilian market, had approximately 3.2 million dial up internet active users. Together, the three providers composing Internet Group also had approximately 1.6 million paying customers (including the provision of broadband access and value-added services), a 14% growth quarter-on-quarter. Out of the total number of paying customers, 1,160 thousand are broadband customers, what represents an 8.1% increase over the 1,073 thousand customers in previous quarter and 46.2% compared to 793 thousand customers year-on-year.

iBest, the leading dialup access provider in Region II, with a market share estimated at 55.4% in 1Q07, had 1.5 million active dialup users.

With 1.7 million active dialup users, iG is the largest Brazilian provider in number of users. The iG base of paying clients reached 570 thousand in 1Q07, out of which 348 thousand Broadband users. This figure represents a 67% growth year-on-year and 14.4% quarter-on-quarter.

In 1Q07, iG reached the second position among the national portals in the audience ranking of Ibope/NetRatings, with a growth of 18.0% in its audience rate (CAGR)between March 2007 and the same period of the previous year.

BrTurbo reached 812 thousand broadband customers in Region II at the end of 1Q07, a 38.9% growth compared to the same period of 2006 (1Q06) and a 5.6% growth in relation to the previous quarter (4Q06). Approximately 59.5% of the broadband access customers are subscribers of BrTurbo in Region II, accounting for a 2.1 p.p. growth compared to 4Q06, positioning the provider as the market leader in the region. BrTurbo also has 223 thousand Value Added Service paying customers.

ECONOMIC-FINANCIAL PERFORMANCE

Revenues

Local Service
The local service gross revenue reached R$1,648 million in 1Q07, 4.3% lower than that recorded in 4Q06. Out of the total of the local service revenue, 70.7% came from subscription and service measured revenue, and 28.3% represented revenues with VC-1 calls.

In the first quarter, subscription gross revenue reached R$862.6 million, a 2.1% decrease from the R$881.4 million recorded in 4Q06. This change was due to the 2.0% drop in average terminals in use, which totaled 8,347.8 thousand terminals in 1Q07 against 8.520.4 thousand terminals in 4Q06.

The gross revenue from service measured totaled R$302.6 million in 1Q07, 8.9% lower than the one in 4Q06, reflecting the reduction of the exceeding pulses by 9.3%. Compared to 1Q06, the gross revenue with service measured was 14.9% lower, explained by the 16.3% reduction of the local traffic.

Gross revenue from VC-1 calls reached R$465.7 million in 1Q07, 5.1% lower than 4Q06, arising from the 5.0% drop in VC-1 minutes. In the comparison with 1Q06, the gross revenue from VC-1 calls was 7.5% lower, due to the 7.0% traffic reduction.

Public Telephony
Public telephony gross revenue reached R$129.0 million in 1Q07, 6.8% lower than the 4Q06 revenue and 0.9% higher than the revenue recorded in 1Q06. The drop quarter-on- quarter is due to seasonality, emphasizing that the 1Q07 result was higher than 1Q06.

Long Distance
Gross revenue from LD services amounted to R$756.3 million in 1Q07, representing a 4.8% and a 7.4% increase quarter-on-quarter and year-on-year, respectively. The increase vis-à-vis 4Q06 was due to the restructuring of its product lines and strategic partnerships, thus driving traffic and revenue from VC-2 and VC-3.

Interconnection
Interconnection revenue in 1Q07 was R$85.0 million and posted a 25.4% and 21.7% reduction quarter-on-quarter and year-on-year, respectively. This reduction was chiefly due to the 20% reduction in TU-RL, as of January 1, 2007 and seasonal effects of the period.

Data Communication
In 1Q07, gross revenue from data communication and other services of the main activity reached R$660.1 million, a 1.6% increase compared to the previous quarter and a22.6% increase compared to 1Q06. This increase is mostly due to the increase in the ADSL customer base, which increased 5.0% and 27.6% compared to 4Q06 and 1Q06, respectively.

Fixed Telephony ARPU
Fixed telephony ARPU (excluding data communication) reached R$77.9 in 1Q07, a 14.1% and a 0.5% increase year-on-year and quarter-on-quarter, respectively, reflecting the Company’s strategy in halting fixed telephony revenue erosion.

ADSL ARPU, recorded in 1Q07 was R$71.3, a 15.3% growth compared to 1Q06, due to the Company’s strategy of giving priority to the sale of higher speed plans.

Mobile Telephony	In 1Q07, mobile telephony gross revenue was 81.3% higher than 1Q06, due to the increase in the client portfolio, launching of new service plans and restructuring of Pula- Pula plans.

In 1Q07, consolidated gross revenue from mobile telephony totaled R$412.5 million, out of which R$360.3 million were related to services and R$52.2 million related to the sale of handsets and accessories. The consolidated gross revenue from mobile telephony in 1Q07 was 10.2% lower quarter-on-quarter, driven by lower handset sales, due to Christmas sales at the end of the year and seasonality of the period.

Mobile Telephony ARPU
Analyzing the mobile operations individually, total mobile telephony ARPU recorded in 1Q07 was R$33.4. ARPU referring to postpaid access was R$47.2 and ARPU related to prepaid access was R$28.1. Quarter-on-quarter, ARPU decreased 9.7%, due to the seasonal effect especially in traffic, data and interconnection.

Consolidated Net Revenue	The consolidated net revenue of Brasil Telecom reached R$2.690.9 million in 1Q07, 1.8% lower quarter-on-quarter and 8.6% higher year-on-year.

Costs and Expenses

Operating Costs and Expenses
In 1Q07, operating costs and expenses totaled R$2,383.9 million, against R$2,508.0 million in 4Q06 and R$2,316.3 million in 1Q06. The items that considerably influenced the variation of 1Q07 versuso 4Q06 were materials (-37,1%), advertising and marketing (- 47.6%), provisions and losses (-12.2%) and other (+102.4%).

Number of Employees
At the end of 1Q07, 5,227 employees worked in the fixed telephony segment of Brasil Telecom, compared to 5,199 in the previous quarter. BrT Móvel ended 1Q07 with 611 employees, as compared to 636 in 4Q06. By the end of March, 5,838 people worked in the Group, a 0.1% decrease compared to December 2006.

Personnel	In 1Q07, personnel costs and expenses reached R$150.2 million, a 2.7% and 20.6% decrease quarter-on-quarter and year-on-year, respectively.

Third-party Services
Costs and expenses with third-party services, excluding interconnection and advertising & marketing, totaled R$562.6 million in 1Q07, 3.4% lower than the amounts recorded in the previous quarter, justified by the increase in costs and expenses with legal fees related to the end of proceedings and the hiring of IT consulting companies, both in the 4Q06.

Interconnection	Interconnection costs totaled R$576.6 million in 1Q07, in line with 4Q06, due to increased client base in the mobile phone operators, offset by a 20% reduction of TU-RL as of January 1, 2007, and by the increased BrT Móvel market share.

Advertising and Marketing	Advertising & marketing expenses totaled R$24.8 million in 1Q07, a 47.6% reduction from 4Q06, as a function of enhanced campaigns at the end of the year.

Accounts Receivable Losses (PCCR)/Operating Gross Revenue (ROB)	Accounts Receivable Losses (PCCR) and the gross revenue ratio in 1Q07 was 2.5%, stable when compared to 2.4% in 4Q06 and totaled R$95.7 million in 1Q07, also stable compared to R$95.8 million in 4Q06.

Provisions for Contingencies
In 1Q07, provisions for contingencies totaled R$122.5 million, a R$30.2 million decrease compared to 4Q06, due to the reassessment of tax contingencies in the amount of R$22.8 million and an increase in civil proceedings in the amount of R$10.4 million, both in the4Q06.

Depreciation and Amortization
Depreciation and amortization costs totaled R$649.2 million in 1Q07, a 9.5% drop from 4Q06, due to the increase in fully depreciated assets in 1Q07 and tax revision of depreciation in Brazil Telecom Cabos Submarinos Ltda. in December 2006, impacting in R$50.9 million in 4Q06.

Materials
Costs and expenses of materials totaled R$77.3 million in 1Q07, a 37.1% reduction compared to 4Q06, mainly due to the Christmas sale of handsets. The costs and expenses of materials of BrT Móvel totaled R$55.9 million, representing 72.3% of the total costs and expenses of materials recorded by the Group, for the cost of goods sold is accounted for in this item.

Other Operating Costs and Expenses/Revenues
Other operating costs and expenses amounted to R$125.1 million in 1Q07.Disregarding the extraordinary effects in 4Q06 (state and federal tax recoveries, including those deriving from judicial decisions, which resulted in a positive impact of R$58.4 million and revenues from agreements executed with other telephony operators for the assignment of litigations in the amount of R$53.1 million), we would have a 27.6% reduction. This amount was in line with 1Q06 and stayed below 0.7%.

EBITDA

R$956.2 million EBITDA
Brasil Telecom’s consolidated EBITDA was R$956.2 million in 1Q07. The consolidated EBITDA margin reached 35.5% in 1Q07. In 4Q06, the EBITDA reached R$950.5 million, representing an EBITDA margin of 34.7%, while in 1Q06, EBITIDA reached R$830.3 million, representing an EBITDA margin of 33.5%.

EBITDA of Brasil Telecom Móvel stood at R$4.4 million in 1Q07, positive for the first time since the operation started, representing an EBITDA margin of 1.1%

Indebtedness

Total Debt	At the end of March 2007, Brasil Telecom’s consolidated gross debt totaled R$5,067.7 million, 5.7% lower than that registered by the end of December 2006.

On April 17, 2007, Brasil Telecom exercised its optional early redemption option, set forth in the Agreement of the 4th Debentures Issuance, being the 3rd Public Issuance, as informed to debenture holders on March 28, 2007. The total amount of R$521.1 million was utilized to perform the redemption of all debentures.

Net Debt
Brasil Telecom closed 1Q07 with a cash of R$2,478.6 million, against R$ 2,541.6 million by the end of December 2006. The consolidated net debt totaled R$ 2,589.1 million, 5.7% lower than that recorded in December 2006.

Long-term debt	In March, 71.2% of the total debt was allocated in the long term.

Accumulated Cost of Debt	The Company’s consolidated debt had, in March, an accumulated cost of 9.5% p.a., equivalent to 75.7% of the CDI.

Financial Leverage	At the end of March 2007, Brasil Telecom’s financial leverage, represented by the ratio of its net debt to shareholders’ equity, was equal to 47.1%, against 49.6% in the previous quarter.

Investments

			R$ Million

Investments in Permanent Assets	1Q07	4Q06	1Q07/4Q06
			(%)

Network Expansion	48.0	101.9	-52.9
- Conventional Telephony	1.9	(2.6)	N.A.
- Transmission Backbone	7.6	16.1	-52.7
- Data Network	38.5	77.3	-50.2
- Intelligent Network	0.1	2.4	-96.0
- Network Management Systems	0.5	8.0	-93.5
- Other Investments in Network Expansion	(0.7)	0.6	N.A.
Network Operation	48.9	76.4	-36.0
Public Telephony	0.9	1.4	-33.2
Information Technology	8.2	50.7	-83.8
Expansion Personnel	18.7	22.0	-15.2
Regulatory	12.9	75.2	-82.8
Other	9.7	42.1	-77.0
Financial Expense of Expansion	1.2	0.2	415.4

Fixed Telephony Total	148.5	369.9	-59.8

BrT Celular	4.3	107.1	-96.0

Mobile Telephony Total	4.3	107.1	-96.0

Total Investment	152.8	477.0	-68.0

Investments in permanent assets
In 1Q07, Brasil Telecom investments totaled R$152.8 million, R$148.5 million of which were invested in fixed telephony, including voice, data, information technology and regulatory, and R$4.3 million in mobile telephony. Compared to 4Q06, investments had a substantial decrease of 68.0%, especially regarding mobile telephony investments, which were 96.0% lower than previous quarter.

-.-.-.-.-.-.-.-.-.-.-.-.-

09.01 - INVESTMENTS IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES

1 - ITEM	2 - NAME OF SUBSIDIARIES/ASSOCIATED COMPANIES	3 - CNPJ - TAXPAYER REGISTER	4 - CLASSIFICATION	5 - OWNERSHIP % IN INVESTEE	6 - SHAREHOLDER’S EQUITY % IN PARENT COMPANY
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES IN CURRENT QUARTER (THOUSAND)		9 - NUMBER OF SHARES IN PRIOR QUARTER (THOUSAND)

01	14 BRASIL TELECOM CELULAR S.A.	05.423.963/0001-11	SUBSIDIARY NON-PUBLICLY HELD COMPANY	100.00	48.04
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS		3,286		2,739

02	BRTI SERVIÇOS DE INTERNET S.A.	04.714.634/0001-67	SUBSIDIARY NON-PUBLICLY HELD COMPANY	100.00	8.90
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS		676		676

03	MTH VENTURES DO BRASIL LTDA	02.914.961/0001-37	SUBSIDIARY NON-PUBLICLY HELD COMPANY	100.00	3.43
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS		327,000		321,150

04	VANT TELECOMUNICAÇÕES S.A.	01.859.295/0001-19	SUBSIDIARY NON-PUBLICLY HELD COMPANY	99.99	-0.17
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS		123,300		123,300

05	BRASIL TELECOM COMUNICAÇÃO MULTIM¥DIA LT	02.041.460/0001-93	SUBSIDIARY NON-PUBLICLY HELD COMPANY	4.48	0.14
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS		17,000		17,000

07	SANTA BÁRBARA DOS PINHAIS S.A.	04.014.081/0001-30	SUBSIDIARY NON-PUBLICLY HELD COMPANY	100.00	0.00
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS		4		4

08	BRASIL TELECOM CABOS SUBMARINOS LTDA.	02.934.071/0001-97	SUBSIDIARY NON-PUBLICLY HELD COMPANY	100.00	2.43
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS		272,444		0

01131-2	BRASIL TELECOM S.A.	76.535.764/0001-43

16.01 - OTHER INFORMATION WHICH THE COMPANY UNDERSTANDS RELEVANT

In compliance with the Corporate Governance Differentiated Practices Rules, the Company discloses the additional information below, related to the share control and structure:

1. OUTSTANDING SHARES

As of 03/31/2007 In units of shares

Shareholder	Common Shares	%	Preferred Shares	%	Total	%
Direct and Indirect Shareholders	247,281,925,707	99.07	127,208,517,723	40.86	374,490,443,430	66.76
Management
Board of Directors	10	0.00	80,340,668	0.03	80,340,678	0.01
Directors	1	0.00	-	0.00	1	0.00
Fiscal Board	2	0.00	7,382	0.00	7,384	0.00
Treasury Shares	-	-	13,678,100,000	4.39	13,678,100,000	2.44
Other Shareholders	2,315,123,822	0.93	170,386,275,084	54.72	172,701,398,906	30.79
Total	249,597,049,542	100.00	311,353,240,857	100.00	560,950,290,399	100.00
Outstanding Shares in the Market	2,315,123,835	0.93	170,466,623,134	54.75	172,781,746,969	30.80

As of 03/31/2006 In units of shares

Shareholder	Common Shares	%	Preferred Shares	%	Total	%
Direct and Indirect Shareholders	247,281,925,717	99.07	130,087,716,548	42.55	377,369,642,265	67.96
Management
Board of Directors	11	0.00	80,471,465	0.03	80,471,476	0.01
Directors	1	0.00	-	0.00	1	0.00
Fiscal Board	2	0.00	-	0.00	2	0.00
Treasury Shares	-	-	13,678,100,000	4.47	13,678,100,000	2.46
Other Shareholders	2,315,123,811	0.93	161,854,943,276	52.95	164,170,067,087	29.57
Total	249,597,049,542	100.00	305,701,231,289	100.00	555,298,280,831	100.00
Outstanding Shares in the Market	2,315,123,825	0.93	161,935,414,741	52.97	164,250,538,566	29.58

2. SHAREHOLDERS HOLDING OVER 5% OF THE VOTING CAPITAL (As of 03/31/2007)

The shareholders, who directly or indirectly, hold over 5% of the Company common and preferred shares are as follows:

Brasil Telecom S.A.	In thousands of shares
Name	General Taxpayers’ Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
Brasil Telecom Participações S.A.	02.570.688-0001/70	Brazilian	247,276,381	99.07	120,911,021	38.83	368,187,402	65.64
Treasury Shares	-	-	-	-	13,678,100	4.39	13,678,100	2.44
Other	-	-	2,320,669	0.93	176,764,120	56.78	179,084,789	31.92
Total	-	-	249,597,050	100.00	311,353,241	100.00	560,950,291	100.00

Distribution of the Capital from Controlling Shareholders up to Individuals

Brasil Telecom Participações	S.A. In thousands of shares
Name	General Taxpayers’ Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
Solpart Participações S.A.	02.607.736-0001/58	Brazilian	68,356,161	51.00	0	0.00	68,356,161	18.78
Previ	33.754.482-0001/24	Brazilian	6,895,682	5.14	7,840,963	3.41	14,736,645	4.05
BNDES Participações S.A.	00.383.281/0001-09	Brazilian	1,271,491	0.95	11,498,992	5.00	12,770,483	3.51
Brandes Investment Partners, LP ADR	-	American	-	-	36,979,100	16.08	36,979,100	10.16
Genesis Invest. Mgmt, LLP ADR	-	English	-	-	19,597,205	8.52	19,597,205	5.38
Capital Research & Mgmt. Comp.-ADR	-	American	-	-	13,350,000	5.81	13,350,000	3.67
Lazard Asset Mgmt, L.L.C. - ADR	-	American	-	-	13,291,470	5.78	13,291,470	3.65
Treasury shares	-	-	1,480,800	1.10	-	-	1,480,800	0.41
Other	-	-	56,027,554	41.81	127,379,796	55.40	183,407,350	50.39
Total	-	-	134,031,688	100.00	229,937,526	100.00	363,969,214	100.00

Solpart Participações S.A.	In units of shares
Name	General Taxpayers’ Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
Timepart Participações Ltda.	02.338.536-0001/47	Brazilian	509,991	0.02	-	-	509,991	0.02
Techold Participações S.A.	02.605.028-0001/88	Brazilian	1,318,229,979	61.98	-	-	1,318,229,979	61.98
Telecom Italia International N.V.	-	Italian	808,259,996	38.00	-	-	808,259,996	38.00
Other	-	-	34	0.00	-	-	34	0.00
Total	-	-	2,127,000,000	100.00	-	-	2,127,000,000	100.00

Timepart Participações Ltda. [1]	In units of quotas
Name	General Taxpayers’ Register	Citizenship	Quotas	%
Privtel Investimentos S.A.	02.620.949-0001/10	Brazilian	208,830	33.10
Teleunion S.A.	02.605.026-0001/99	Brazilian	213,340	33.80
Telecom Holding S.A.	02.621.133-0001/00	Brazilian	208,830	33.10
Total	-	-	631,000	100.00

1 Shareholding position based on 2Q05 data
Privtel Investimentos S.A. [1]	In units of shares
Name	General Taxpayers’ Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
Eduardo Cintra Santos	064.858.395-34	Brazilian	19,998	99.99	-	-	19,998	99.99
Other	-	-	2	0.01	-	-	2	0.01
Total	-	-	20,000	100.00	-	-	20,000	100.00

1 Shareholding position based on 2Q05 data
Teleunion S.A. [1]	In units of shares
Name	General Taxpayers’ Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
Luiz Raymundo Tourinho Dantas (estate)	000.479.025-15	Brazilian	19,998	99.99	-	-	19,998	99.99
Other	-	-	2	0.01	-	-	2	0.01
Total	-	-	20,000	100.00	-	-	20,000	100.00

1 Shareholding position based on 2Q05 data

Telecom Holding S.A. [1]	In units of shares
Name	General Taxpayers’ Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
Woog Family Limited Partnership	-	American	19,997	99.98	-	-	19,997	99.98
Other	-	-	3	0.02	-	-	3	0.02
Total	-	-	20,000	100.00	-	-	20,000	100.00

1 Shareholding position based on 2Q05 data

Techold Participações S.A.	In units of shares
Name	General Taxpayers ’ Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
Invitel S.A.	02.465.782-0001/60	Brazilian	1,157,013,211	100.00	341,898,149	100.00	1,498,911,360	100.00
Other	-	-	12	0.00	-	-	12	0.00
Total	-	-	1,157,013,223	100.00	341,898,149	100.00	1,498,911,372	100.00

Invitel S.A.	In units of shares
Name	General Taxpayers’ Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
Fundação 14 de Previdência Privada	00.493.916-0001/20	Brazilian	92,713,711	6.27	13,400,644	6.27	106,114,355	6.27
Telos – Fund. Embratel de Segurid.	42.465.310-0001/21	Brazilian	33,106,348	2.24	-	-	33,106,348	1.96
Funcef – Fund. dos Economiários	00.436.923-0001/90	Brazilian	571,411	0.04	-	-	571,411	0.03
Petros – Fund. Petrobrás Segurid.	34.053.942-0001/50	Brazilian	55,903,360	3.78	8,080,153	3.78	63,983,513	3.78
Previ – Caixa Prev. Func. B. Brasil	33.754.482-0001/24	Brazilian	285,901,442	19.33	41,323,590	19.33	327,225,032	19.33
Zain Participações S.A.	02.363.918-0001/20	Brazilian	1,009,796,295	68.28	150,829,870	70.56	1,160,626,165	68.57
Citigroup Venture Capital International Brazil LP	-	Cayman Islands	302,945	0.03	45,166	0.03	348,111	0.03
Investidores Institucionais FIA	01.909.558-0001/57	Brazilian	419,919	0.03	60,694	0.03	480,613	0.03
Opportunity Fund	-	Virgin Islands	69,587	0.00	-	-	69,587	0.00
CVC Opportunity Invest. Ltda.	03.605.085-0001/20	Brazilian	14	0.00	-	-	14	0.00
Priv FIA	02.559.662-0001/21	Brazilian	37,778	0.00	5,642	0.00	43,420	0.00
Tele FIA	02.597.072-0001/93	Brazilian	35,417	0.00	5,290	0.00	40,707	0.00
Other	-	-	8	0.00	-	-	8	0.00
Total	-	-	1,478,858,235	100.00	213,751,049	100.00	1,692,609,284	100.00

Zain Participações S.A.	In units of shares
Name	General Taxpayers’ Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
Investidores Institucionais FIA	01.909.558-0001/57	Brazilian	552,668,015	45.85	-	-	552,668,015	45.85
Citigroup Venture Capital International Brazil LP	-	Cayman Islands	511,953,674	42.47	-	-	511,953,674	42.47
Opportunity Fund	-	Virgin Islands	108,497,504	9.00	-	-	108,497,504	9.00
Priv FIA	02.559.662-0001/21	Brazilian	28,765,247	2.39	-	-	28,765,247	2.39
Opportunity Lógica Rio Consultoria e Participações Ltda	01.909.405-0001/00	Brazilian	3,475,631	0.29	-	-	3,475,631	0.29
Tele FIA	02.597.072-0001/93	Brazilian	9,065	0.00	-	-	9,065	0.00
Opportunity Equity Partners Administradora de Recursos Ltda.	01.909.405-001/00	Brazilian	2	0.00	-	-	2	0.00
Opportunity Investimentos Ltda.	03.605.085-001/20	Brazilian	15	0.00	-	-	15	0.00
Other	-	-	1,144	0.00	-	-	1,144	0.00
Total	-	-	1,205,370,297	100.00	-	-	1,205,370,297	100.00

01131-2	BRASIL TELECOM S.A.	76.535.764/0001-43

17.01 – SPECIAL REVIEW REPORT – UNQUALIFIED

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

To the Management and Shareholders of
Brasil Telecom S.A. ]
Brasília - DF

1.
We have performed a special review of the accompanying interim financial statements of Brasil Telecom S.A. and subsidiaries (Company and consolidated), consisting of the balance sheets of the quarter ended on March 31, 2007 and the related statements of income for the quarter then ended and the performance report, all expressed in Brazilian reais and prepared in accordance with Brazilian accounting practices under the responsibility of the Company’s management.

2.
We conducted our review in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council, which consisted principally of: (a) inquiries of and discussions with certain officials of the Company who have responsibility for accounting, financial and operating matters about the criteria adopted in the preparation of the interim financial statements, and (b) review of the information and subsequent events that had or might have had material effects on the financial position and results of operations of the Company and its subsidiaries.

3.
Based on our special review, we are not aware of any material modifications that should be made to the interim financial statements referred to in paragraph 1 for them to be in conformity with Brazilian accounting practices and standards established by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of mandatory interim financial statements.

4.
We conducted our special review for the purpose of issuing a review report on the mandatory interim financial statements. Supplemental disclosure of cash flow information is presented for purposes of additional analysis. Such supplemental information for the quarter ended March 31, 2007 has been subjected to the same review procedures applied to the interim financial statements and, based on our special review, we are not aware of any material modifications that should be made to the statement of cash flows for it to be presented fairly, in all material respects, in relation to the interim financial statements taken as a whole.

5.
We have previously reviewed the balance sheets (Company and Consolidated) as of December 31, 2006 and revised the financial statements and cash flows relative to the quarter ended on March 31, 2006, presented for comparison purposes, about which we issued our opinion and unqualified special review report, dated January 31, 2007 and May 12, 2006, respectively.

São Paulo, April 25, 2007

DELOITTE TOUCHE TOHMATSU	Marco Antonio Brandão Simurro
Independent Auditors	Accountant

INDEX

ANNEX	FRAME	DESCRIPTION	PAGE
01	01	IDENTIFICATION	1
01	02	ADDRESS OF COMPANY’S HEADQUARTERS	1
01	03	INVESTOR RELATIONS OFFICER - (Address for correspondence to Company)	1
01	04	REFERENCE / INDEPENDENT ACCOUNTANT	1
01	05	COMPOSITION OF ISSUED CAPITAL	2
01	06	COMPANY’S CHARACTERISTICS	2
01	07	SUBSIDIARIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS	2
01	08	DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER	2
01	09	ISSUED CAPITAL AND CHANGES IN CURRENT YEAR	3
01	10	INVESTOR RELATIONS OFFICER	3
02	01	BALANCE SHEET – ASSETS	4
02	02	BALANCE SHEET – LIABILITIES	5
03	01	STATEMENT OF INCOME	7
04	01	NOTES TO THE FINANCIAL STATEMENTS	9
05	01	COMMENTS ON THE COMPANY’S PERFORMANCE IN THE QUARTER	64
06	01	CONSOLIDATED BALANCE SHEET – ASSETS	65
06	02	CONSOLIDATED BALANCE SHEET – LIABILITIES	66
07	01	CONSOLIDATED STATEMENT OF INCOME	68
08	01	COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER	70
09	01	INVESTMENTS IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES	78
16	01	OTHER INFORMATION WHICH THE COMPANY UNDERSTANDS RELEVANT	80
17	01	SPECIAL REVIEW REPORT – UNQUALIFIED	83
		14 BRASIL TELECOM CELULAR S.A.
		BRTI SERVIÇOS DE INTERNET S.A.
		MTH VENTURES DO BRASIL LTDA.
		VANT TELECOMUNICAÇÕES S.A
		BRASIL TELECOM COMUNICAÇÃO MULTIM¥DIA LT
		SANTA BÁRBARA DOS PINHAIS
		BRASIL TELECOM CABOS SUBMARINOS LTDA.	/83

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 15, 2008

BRASIL TELECOM S.A.

By:	/S/ Paulo Narcélio Simões Amaral
Name: Paulo Narcélio Simões Amaral Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.